Consolidated Financial Statements of

CGI INC.

For the years ended September 30, 2025 and 2024

Management’s and Auditor’s Reports
MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING
The management of CGI Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.
To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company's consolidated financial statements and the effectiveness of internal control over financial reporting are subject to audits by an Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, whose report follows. PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit and Risk Management Committee of the Board of Directors, has performed independent audits of the consolidated balance sheets as at September 30, 2025 and 2024 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2025 and 2024 and the effectiveness of our internal control over financial reporting as at September 30, 2025.
Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with PricewaterhouseCoopers LLP and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. PricewaterhouseCoopers LLP has full and unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

/s/ François Boulanger	/s/ Steve Perron
François Boulanger President and Chief Executive Officer	Steve Perron Executive Vice-President and Chief Financial Officer
November 4, 2025

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    1

Management’s and Auditor’s Reports
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
The Company’s internal control over financial reporting includes policies and procedures that:
        - Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;
        - Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,
        - Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Apside-Advance SAS (Apside), the control of which was acquired on August 28, 2025. Apside’s results since the acquisition date represented 0.2% of revenue for the year ended September 30, 2025 and constituted 1.8% of total assets as at September 30, 2025.
Management, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2025 was effective.
The effectiveness of the Company’s internal control over financial reporting as of September 30, 2025 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

/s/ François Boulanger	/s/ Steve Perron
François Boulanger President and Chief Executive Officer	Steve Perron Executive Vice-President and Chief Financial Officer
November 4, 2025

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    2

Management’s and Auditor’s Reports
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of CGI Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of CGI Inc. and its subsidiaries (the Company) as of September 30, 2025 and 2024, and the related consolidated statements of earnings, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    3

Management’s and Auditor’s Reports
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)
Basis for Opinions (continued)
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in the Management’s Report on Internal Control over Financial Reporting, management has excluded Apside-Advance SAS (Apside) from its assessment of internal control over financial reporting as of September 30, 2025, because it was acquired by the Company in a purchase business combination on August 28, 2025. We have also excluded Apside from our audit of internal control over financial reporting. Apside is a wholly owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 1.8% and 0.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2025.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Management Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    4

Management’s and Auditor’s Reports
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)
Critical Audit Matters (continued)
Revenue Recognition - Estimates of total expected labour costs for business and strategic information technology (IT) consulting and systems integration services under fixed-fee arrangements

As described in notes 3 and 29 to the consolidated financial statements, the Company recognizes revenue for business and strategic IT consulting and systems integration services under fixed-fee arrangements using the percentage-of-completion method over time. For the year ended September 30, 2025, revenue under fixed-fee arrangements makes up a portion of the Company’s business and strategic IT consulting and systems integration services revenues of $7,091,810,000. The selection of the measure of progress towards completion requires management’s judgement and is based on the nature of the services to be provided. As disclosed by management, the Company relies on estimates of total expected labour costs, which are compared to labour costs incurred to date, to arrive at an estimate of the progress to completion which determines the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs. Management has disclosed that there are many factors that can affect the estimates of total expected labour costs, including, but not limited to, changes in scope of the contracts, delays in reaching milestones, and complexities in project delivery.
The principal considerations for our determination that performing procedures relating to Revenue Recognition – Estimates of total expected labour costs for business and strategic IT consulting and systems integration services under fixed-fee arrangements is a critical audit matter are (i) there was significant judgement by management when developing the estimates of total expected labour costs; and (ii) there was auditor judgement and effort in performing procedures to evaluate the estimates of total expected labour costs, including the assessment of management’s judgement about the Company’s ability to properly assess the factors that can affect the estimates of total expected labour costs.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimates of total expected labour costs. These procedures also included, among others, evaluating and testing management’s process, on a sample basis, for determining the estimates of total expected labour costs determined by management by (i) testing total labour costs incurred to supporting evidence; (ii) performing a comparison of the sum of total labour costs incurred and the total expected labour costs to complete to the originally estimated costs; and (iii) evaluating the process of the timely identification of factors that can affect the total expected labour costs including, but not limited to, changes to the scope of the contracts, delays in reaching milestones, and complexities in project delivery.

Montréal,Canada
November 4, 2025

We have served as the Company’s auditor since 2019.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    5

Consolidated Statements of Earnings
For the years ended September 30
(in thousands of Canadian dollars, except per share data)

	Notes	2025	2024
		$	$
Revenue	29	15,912,673	14,676,152
Operating expenses
Costs of services, selling and administrative	23	13,301,045	12,259,730
Restructuring, acquisition and related integration costs	25	285,031	96,929
Net finance costs	26	83,692	27,889
Net foreign exchange loss		715	653
		13,670,483	12,385,201
Earnings before income taxes		2,242,190	2,290,951
Income tax expense	16	583,905	598,236
Net earnings		1,658,285	1,692,715
Earnings per share
Basic earnings per share	21	7.45	7.42
Diluted earnings per share	21	7.35	7.31
See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    6

Consolidated Statements of Comprehensive Income
For the years ended September 30
(in thousands of Canadian dollars)

	2025	2024
	$	$
Net earnings	1,658,285	1,692,715
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	692,721	361,938
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(153,352)	(63,308)
Deferred (costs) gains of hedging on cross-currency swaps	(1,901)	5,490
Net unrealized losses on cash flow hedges	(27,429)	(18,454)
Net unrealized gains on financial assets at fair value through other comprehensive income	1,881	5,859
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains on defined benefit plans	39,171	753
Other comprehensive income	551,091	292,278
Comprehensive income	2,209,376	1,984,993
See Notes to the Consolidated Financial Statements.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    7

Consolidated Balance Sheets
For the years ended September 30
(in thousands of Canadian dollars)

	Notes	2025	2024
		$	$
Assets
Current assets
Cash and cash equivalents	28e and 32	864,209	1,461,145
Accounts receivable	4 and 32	1,613,777	1,398,402
Work in progress		1,367,989	1,208,095
Current financial assets	32	6,167	8,334
Prepaid expenses and other current assets		193,896	211,279
Income taxes		28,705	23,271
Total current assets before funds held for clients		4,074,743	4,310,526
Funds held for clients	5	978,436	506,780
Total current assets		5,053,179	4,817,306
Property, plant and equipment	6	377,900	366,823
Right-of-use assets	7	541,987	466,115
Contract costs	8	370,932	344,029
Intangible assets	9	888,006	718,575
Other long-term assets	10	143,320	110,440
Long-term financial assets	11	162,438	149,237
Deferred tax assets	16	239,284	242,567
Goodwill	12	11,744,782	9,470,376
		19,521,828	16,685,468

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,014,834	999,790
Accrued compensation and employee-related liabilities		1,269,767	1,165,903
Deferred revenue		577,286	536,788
Income taxes		79,333	150,300
Current portion of long-term debt	14	845,253	999
Current portion of lease liabilities		173,071	150,252
Provisions	13	144,331	27,471
Current derivative financial instruments	32	24,622	13,073
Total current liabilities before clients’ funds obligations		4,128,497	3,044,576
Clients’ funds obligations		973,673	504,515
Total current liabilities		5,102,170	3,549,091
Long-term debt	14	2,792,582	2,687,309
Long-term lease liabilities		520,413	469,843
Long-term provisions	13	39,665	18,951
Other long-term liabilities	15	341,173	301,082
Long-term derivative financial instruments	32	173,105	19,704
Deferred tax liabilities	16	71,673	21,132
Retirement benefits obligations	17	198,715	190,366
		9,239,496	7,257,478
Equity
Retained earnings		7,428,172	7,129,370
Accumulated other comprehensive income	18	1,002,344	451,253
Capital stock	19	1,499,917	1,470,333
Contributed surplus		351,899	377,034
		10,282,332	9,427,990
		19,521,828	16,685,468
See Notes to the Consolidated Financial Statements.

	/s/ François Boulanger	/s/ Julie Godin
Approved by the Board of Directors	François Boulanger	Julie Godin
	Director	Director
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    8

Consolidated Statements of Changes in Equity
For the years ended September 30
(in thousands of Canadian dollars)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990
Net earnings		1,658,285	—	—	—	1,658,285
Other comprehensive income		—	551,091	—	—	551,091
Comprehensive income		1,658,285	551,091	—	—	2,209,376
Share-based payment costs		—	—	—	68,636	68,636
Income tax impact associated with share-based payments		—	—	—	(3,712)	(3,712)
Exercise of stock options	19	—	—	74,319	(12,330)	61,989
Settlement of performance share units	19	(21,209)	—	46,050	(77,729)	(52,888)
Purchase for cancellation of Class A subordinate voting shares and related tax	19	(1,203,222)	—	(77,462)	—	(1,280,684)
Purchase of Class A subordinate voting shares held in trusts	19	—	—	(13,323)	—	(13,323)
Cash dividends declared	19	(135,052)	—	—	—	(135,052)
Balance as at September 30, 2025		7,428,172	1,002,344	1,499,917	351,899	10,282,332

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294
Net earnings		1,692,715	—	—	—	1,692,715
Other comprehensive income		—	292,278	—	—	292,278
Comprehensive income		1,692,715	292,278	—	—	1,984,993
Share-based payment costs		—	—		67,840	67,840
Income tax impact associated with share-based payments		—	—	—	9,735	9,735
Exercise of stock options	19	—	—	91,800	(15,265)	76,535
Settlement of performance share units	19	823	—	14,078	(30,308)	(15,407)
Purchase for cancellation of Class A subordinate voting shares and related tax	19	(893,275)	—	(45,878)	—	(939,153)
Purchase of Class A subordinate voting shares held in trusts	19	—	—	(66,847)	—	(66,847)
Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990
See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    9

Consolidated Statements of Cash Flows
For the years ended September 30
(in thousands of Canadian dollars)

	Notes	2025	2024
		$	$
Operating activities
Net earnings		1,658,285	1,692,715
Adjustments for:
Amortization, depreciation and impairment	24	614,266	536,859
Deferred income tax expense (recovery)	16	626	(146,100)
Net foreign exchange loss (gain)		12,139	(11,043)
Share-based payment costs		68,636	67,840
Gain on sale of property, plant and equipment and on lease terminations		(712)	(284)
Net change in non-cash working capital items and others	28a	(119,043)	64,996
Cash provided by operating activities		2,234,197	2,204,983

Investing activities
Net change in short-term investments		24,807	59,053
Business acquisitions (net of cash acquired)	27	(1,829,965)	(380,313)
Settlement of acquisition-related liabilities		(12,139)	—
Loan receivable		9,915	7,508
Purchase of property, plant and equipment		(116,611)	(109,733)
Proceeds from sale of property, plant and equipment		1,295	5,732
Additions to contract costs		(98,545)	(97,059)
Additions to intangible assets		(153,285)	(153,907)
Purchase of long-term investments		(119,010)	(161,842)
Proceeds from sale of long-term investments		92,956	55,177
Cash used in investing activities		(2,200,582)	(775,384)

Financing activities
Increase of long-term debt	28c	923,922	747,073
Repayment of long-term debt	28c	—	(1,154,878)
Settlement of derivative financial instruments	28c and 32	—	38,943
Payment of lease liabilities	28c	(177,465)	(146,762)
Repayment of debt assumed from business acquisitions	28c	(47,953)	(162,146)
Purchase for cancellation of Class A subordinate voting shares and related tax	19	(1,274,530)	(934,765)
Issuance of Class A subordinate voting shares		62,001	76,523
Purchase of Class A subordinate voting shares held in trusts	19	(13,323)	(66,847)
Withholding taxes remitted on the net settlement of performance share units	19	(52,888)	(15,407)
Cash dividends paid	19	(135,052)	—
Net change in clients' funds obligations		468,623	10,609
Cash used in financing activities		(246,665)	(1,607,657)
Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		87,033	34,704
Net decrease in cash, cash equivalents and cash included in funds held for clients		(126,017)	(143,354)
Cash, cash equivalents and cash included in funds held for clients, beginning of year		1,694,729	1,838,083
Cash, cash equivalents and cash included in funds held for clients, end of year		1,568,712	1,694,729

Cash composition:
Cash and cash equivalents		864,209	1,461,145
Cash included in funds held for clients	5	704,503	233,584
Supplementary cash flow information (Note 28).

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    10

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
1.Description of business
CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
The Company’s consolidated financial statements for the years ended September 30, 2025 and 2024 were authorized for issue by the Board of Directors on November 4, 2025.
3.Summary of material accounting policies
CHANGE IN ACCOUNTING POLICY - PRESENTATION OF CONSOLIDATED STATEMENT OF EARNINGS
During the year ended September 30, 2025, the Company combined the previously reported Acquisition-related and integration costs and the Cost optimization program into one operating expenses line called Restructuring, acquisition and related integration costs. Comparative figures were combined to align with the new presentation with no other impact on the consolidated financial statements.
During the year ended September 30, 2025, as part of Costs of services, selling and administrative, the Company reclassified Contracted labour costs, which were previously reported within Professional fees and other contracted labour costs, to Salaries, other employee costs and contracted labour costs. Comparative figures were reclassified to conform with the current period presentation, with no other impact on the consolidated financial statements.
BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.
BASIS OF MEASUREMENT
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.
USE OF JUDGEMENTS AND ESTIMATES
The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.
Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial years: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, right-of-use assets, business combinations, provisions for uncertain tax treatments and litigation and claims.
The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    11

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3.Summary of material accounting policies (continued)
USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)
Revenue recognition of multiple deliverable arrangements
Assessing whether the deliverables within an arrangement are separate performance obligations requires judgement by management. A deliverable is identified as a separate performance obligation if the customer benefits from it on its own or together with resources that are readily available to the customer and if it is separately identifiable from the other deliverables in the contract. The Company assesses if the deliverables are separately identifiable in the context of the contract by determining if the deliverables are integrated into a combined output, one or more deliverables significantly modify or customize others, or if the deliverables are highly interdependent or interrelated. If any of these factors are met, the deliverables are treated as a combined performance obligation.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company relies on forecasts and the availability of future tax planning strategies.
A description of estimates is included in the respective sections within the Notes to the Consolidated Financial Statements.
REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE
The Company generates revenue through the provision of managed IT and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions as described in Note 1, Description of business.
The Company provides services and products under arrangements that contain various pricing mechanisms. The Company accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable.
A contract modification is a change in the scope or price of an existing revenue-generating customer contract. The Company accounts for a contract modification as a separate contract when the scope of the contract increases because of the addition of promised performance obligations and the price of the contract increases by an amount of consideration that reflects its stand-alone selling prices. When the contract is not accounted for as a separate contract, the Company recognizes an retrospective adjustment to revenue on the existing contract as at the date of the contract modification or, if the remaining products and services are distinct performance obligations, the Company recognizes the remaining consideration prospectively.
Revenue is recognized when or as the Company satisfies a performance obligation by transferring a promise of good or service to the customer and are measured at the amount of consideration the Company expects to be entitled to receive, including variable consideration, such as, performance-based consideration, discounts, volume rebates and service-level penalties. Variable consideration is estimated and is included only to the extent it is highly probable that a significant adjustment to revenue recognized will not occur. In making this judgement, management will consider all information available at the time (historical, current and forecasted), the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.
Revenue from sales of third party vendor's products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. To determine whether the Company is a principal or an agent, it evaluates whether control is obtained of the products or services before they are transferred to the client. This is often demonstrated when the Company provides significant integration of the products and services from a third party vendor into the Company's products and services delivered to the client. Other factors considered include whether the Company has the primary responsibility for providing the products or services, has inventory risk before the specified products or services have been transferred to a client, or after transfer of control to a client, and has discretion establishing the selling price.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    12

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3. Summary of material accounting policies (continued)
REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)
Relative stand-alone selling price
The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligations based on its relative stand-alone selling price. When estimating the stand-alone selling price of each performance obligations, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar deliverables. When observable prices are not available, the Company estimates stand-alone selling prices based on its best estimate.
The best estimate of the stand-alone selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. Additionally, in certain circumstances, the Company may apply the residual approach when estimating the stand-alone selling price of software license products, for which the Company has not yet established the price or has not previously sold on a stand-alone basis.
As an incentive, upon client contract signature, the Company may provide discounts. These incentives are considered in the allocation of the relative stand-alone selling price of the performance obligations.
The appropriate revenue recognition method is applied for each performance obligation as described below.
Managed IT and business process services
Revenue from managed IT and business process services arrangements is generally recognized over time as the services are provided at the contractual billings, which corresponds with the value provided to the client, unless there is a better measure of performance or delivery.
Business and strategic IT consulting and systems integration services
Revenue from business and strategic IT consulting and systems integration services under time and material arrangements is recognized over time as the services are rendered, and revenue under cost-based arrangements is recognized over time as reimbursable costs are incurred. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are generally recognized when amounts become billable.
Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. This method relies on estimates of total expected labour costs, which are compared to labour costs incurred to date, to arrive at an estimate of the progress to completion which determines the percentage of revenue earned to date. Factors considered in the estimates include: changes in scope of the contracts, delays in reaching milestones, complexities in project delivery, availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. Management regularly reviews underlying estimates of total expected labour costs.
Software licenses and Software-as-a-Service (SaaS)
CGI offers its intellectual property (IP) solutions as well as third party solutions in the form of software license arrangements. Most of these arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license, when identified as a performance obligation, is recognized at a point in time upon delivery. Otherwise when the software is significantly customized, integrated or modified, it is combined with the implementation and customization services and is accounted for as described in the business and strategic IT consulting and systems integration services section above. Revenue from maintenance services for software licenses sold is recognized straight-line over the term of the maintenance period.
CGI also provides its IP solutions in the form of SaaS where the customer cannot terminate the hosting contract and take possession of the software without significant penalty. SaaS are part of the managed IT and business process services offering where revenue is generally recognized over time as the services are provided. Transition activities to bring clients to the SaaS platforms, including hosting set-up and customization, that are not considered distinct performance obligations are capitalized as transition costs and amortized over the service period.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    13

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3. Summary of material accounting policies (continued)
REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)
Work in progress and deferred revenue
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue. Work in progress and deferred revenue are presented net on a contract by-contract basis. During the year ended September 30, 2025, the revenues recognized from the short-term deferred revenue was not significantly different than what was presented as at September 30, 2024.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of unrestricted cash and short-term investments having a maturity of three months or less from the date of purchase.
SHORT-TERM INVESTMENTS
Short-term investments, comprise generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.
FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS
In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash, short-term investments and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients' funds obligations.
Interest income earned and realized gains and losses on the disposal of short-term investments and long-term bonds are recorded in revenue in the period that the income is earned, as the collecting, holding and remitting of these funds are critical components of providing these services.
PROPERTY, PLANT AND EQUIPMENT (PP&E)
PP&E are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 10 years
Computer equipment	3 to 5 years
LEASES
When the Company enters into contractual agreements with suppliers, an assessment is performed to determine if the contract contains a lease. The Company identified lease agreements under the following categories: Properties, Motor vehicles and others, as well as Computer equipment.
The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.
The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and lease incentives received. The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    14

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3.Summary of material accounting policies (continued)
LEASES (CONTINUED)
Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guarantees.
Non-lease components, mostly made of fixed maintenance fees and property tax are excluded from the lease liabilities. Payments are recorded as an expense over the lease term as part of property costs.
The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. Lease extension or termination options are only considered in the lease term if it is reasonably certain of being exercised. Factors evaluated include value of leasehold improvements required and any potential incentive to take the option.
Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its creditworthiness, the term of the arrangement, any collateral received and the economic environment at the lease date.
The lease liabilities are subsequently adjusted by interest which is recorded as part of net finance costs as well as from lease payments made.
Furthermore, lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:
–a modification in the lease term or a change in the assessment of an option to extend, purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and
–a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.
In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.
CONTRACT COSTS
Contract costs are comprised primarily of transition costs incurred to implement long-term managed IT and business process services contracts, including SaaS, as well as incentives.
Transition costs
Transition costs consist mostly of costs associated with the installation of systems and processes, conversion of the client’s applications to the Company’s platforms incurred after the award of managed IT and business process services contracts, including SaaS hosting set-up and customization. Transition costs are comprised essentially of labour costs consisting of employee compensation and related fringe benefits. Labour costs also include subcontractor costs.
Incentives
Occasionally, incentives are granted to clients upon the signing of managed IT and business process services contracts. These incentives are granted in the form of cash payments.
Amortization of contract costs
Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    15

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3.Summary of material accounting policies (continued)
CONTRACT COSTS (CONTINUED)
Impairment of contract costs
When a contract is not expected to be profitable, the estimated loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as onerous revenue-generating contracts in provisions. If at a future date the contract returns to profitability, the estimated losses on revenue-generating contracts must be reversed first, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.
INTANGIBLE ASSETS
Intangible assets consist of software, business solutions, client relationships and backlog. Software and business solutions are recorded at cost. Software internally developed is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Software, business solutions, client relationships and backlog acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involves estimates, such as the forecasting of future cash flows and discount rates.
Amortization of intangible assets
The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Software	1 to 8 years
Business solutions	3 to 10 years
Client relationships and backlog	5 to 10 years
IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL
Timing of impairment testing
The carrying values of PP&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of intangible assets not yet available for use are tested for impairment annually as at September 30. Goodwill is also tested for impairment annually during the fourth quarter of each fiscal year.
Impairment testing
If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.
Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from acquired work force and synergies of the related business combination. The group of CGUs that benefit from the acquired work force and synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    16

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3. Summary of material accounting policies (continued)
IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)
Impairment testing (continued)
The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years. Key assumptions used in the VIU calculations are the pre-tax discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the segment's operating performance and growth prospects in the operating segment’s market. The pre-tax discount rate applied to an operating segment is derived from the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.
For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.
LONG-TERM FINANCIAL ASSETS
Long-term financial assets are comprised mainly of deferred compensation plan assets and long-term investments bonds which are presented as long-term based on their maturity date.
BUSINESS COMBINATIONS
The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition and related integration costs associated with the business combination are expensed as incurred or when a present legal or constructive obligation exists. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired. Subsequent changes in fair values are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes in judgements and estimates are recognized in the consolidated statements of earnings.
EARNINGS PER SHARE
Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of performance share units (PSUs), stock options and restricted share units (RSUs).
RESEARCH AND SOFTWARE DEVELOPMENT COSTS
Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Development costs related to software and business solutions are charged to earnings in the period they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    17

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3. Summary of material accounting policies (continued)
TAX CREDITS
The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management's best estimates of amounts expected to be received and are subject to audit by the taxation authorities. These estimates are reviewed each reporting period and updated, based on new information available.
INCOME TAXES
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.
Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis.
The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.
PROVISIONS
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for litigation and claims provisions arising in the ordinary course of business, decommissioning liabilities for leases of office buildings, onerous revenue-generating contracts and onerous supplier contracts. The Company also records severance provisions related to specific initiatives such as restructuring, cost optimization programs and the integration of its business acquisitions.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.
The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.
Decommissioning liabilities pertain to leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.
Provisions for onerous revenue-generating contracts are recorded when remaining unavoidable costs of fulfilling the contract exceed the remaining estimated revenue from the contract. Management regularly reviews arrangement profitability and the underlying estimates.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    18

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3. Summary of material accounting policies (continued)
PROVISIONS (CONTINUED)
Provisions for onerous supplier contracts are recorded when the unavoidable net cash flows from honoring the contract are negative. The provision represents the lowest of the costs to fulfill the contract and the penalties to exit the contract. Those are generally related to non-lease components of vacated leased premises.
Severance provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.
TRANSLATION OF FOREIGN CURRENCIES
The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions and balances
Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.
Foreign operations
For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.
For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.
SHARE-BASED PAYMENTS
Equity-settled plans
The Company operates a Share Unit Plan (Share Unit Plan) and an equity-settled stock option plans under which the Company receives services from employees, officers and directors as consideration for equity instruments. Both PSUs and RSUs can be issued under the Share Unit Plan (and are collectively referred to as “Share Units” under such Share Unit Plan).
The fair value of the PSUs and RSUs is established based on the closing price of Class A subordinate voting shares of the Company on the Toronto Stock Exchange (TSX) at the grant date. For the stock options, the fair value is established using the Black-Scholes option pricing model at the grant date. The number of PSUs, RSUs and stock options expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair value of share-based payments, adjusted for expectations related to performance conditions and forfeitures, are recognized as share-based payment costs over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis if they vest annually or on a straight-line basis if they vest at the end of the vesting period.
When PSUs or RSUs are exercised, the Company may settle employees’ withholding tax obligations directly with tax authorities in cash. The portion of the PSU or RSU expense previously recorded in contributed surplus is reclassified to capital stock at value of the shares released. Any resulting difference between the amount removed from contributed surplus, the amount credited to capital stock, and the cash paid for withholding taxes is recognized in retained earnings. When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    19

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3. Summary of material accounting policies (continued)
SHARE-BASED PAYMENTS (CONTINUED)
Share purchase plan
The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee's salary. The Company's contributions to the plan are recognized in salaries, other employee costs and contracted labour costs within costs of services, selling and administrative.
Cash-settled deferred share units
The Company operates a deferred share unit (DSU) plan to compensate the external members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate voting shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation and employee-related liabilities. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company's shares.
FINANCIAL INSTRUMENTS
All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI). Financial assets are classified based on the Company’s management model of such instruments and their contractual cash flows they generate. Financial liabilities are classified and measured at amortized cost, unless they are held for trading and classified as FVTE.
The Company has made the following classifications:
FVTE
Cash and cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets are measured at fair value at the end of each reporting period and the resulting gains or losses are recorded in the consolidated statements of earnings.
Amortized Cost
Trade accounts receivable, long-term receivables within long-term financial assets, short-term investments in funds held for clients, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations are measured at amortized cost using the effective interest method. Financial assets classified at amortized cost are subject to impairment. For trade accounts receivable and work in progress, the Company applies the simplified approach to measure expected credit losses, which requires lifetime expected loss allowance to be recorded upon initial recognition of the financial assets.
FVOCI
Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets are measured at fair value through other comprehensive income and are subject to impairment for which the Company uses the low credit risk exemption.
The unrealized gains and losses, net of applicable income taxes, are recorded in other comprehensive income. Interest income measured using the effective interest method and realized gains and losses on derecognition are recorded in the consolidated statements of earnings.
Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the acquisition or issuance of financial instruments. Transaction costs related to financial instruments other than FVTE are included in the initial recognition of the corresponding asset or liability and are amortized using effective interest method. Transaction costs related to the unsecured committed revolving credit facility are included in other long-term assets and are amortized using the straight-line method over the expected life of the underlying agreement.
Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition as substantially all the risks and rewards of ownership of the financial asset have been transferred.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    20

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3. Summary of material accounting policies (continued)
FINANCIAL INSTRUMENTS (CONTINUED)
Fair value hierarchy
Fair value measurements recognized on the balance sheets are classified in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.
Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.
At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management's objective and strategy for undertaking the hedge. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged item and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis.
Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter generally based on a managed hedge ratio of 1 for 1. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged instrument or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item. Any meaningful imbalance is considered ineffectiveness in the hedge and accounted for accordingly in the consolidated statements of earnings.
Hedges of net investments in foreign operations
The Company may use cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.
Cash flow hedges of future revenue and long-term debt
The majority of the Company’s revenue and costs are denominated in a currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.
The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.
The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged item is recognized in the consolidated statements of earnings.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    21

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3. Summary of material accounting policies (continued)
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)
Cost of hedging
The Company has elected to account for forward element and foreign currency basis spread of forward contracts and cross-currency swaps as costs of hedging. In such cases, the deferred costs (gains) of hedging, net of applicable income taxes, are recognized as a separate component of the accumulated other comprehensive income and reclassified in the consolidated statements of earnings when the hedged item is derecognized.
EMPLOYEE BENEFITS
The Company operates both defined benefit and defined contribution post-employment benefit plans.
The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.
For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets on a plan by plan basis. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.
Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:
-     Can only be used to fund employee benefits;
-    Are not available to the Company’s creditors; and
-    Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.
Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.
The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions such as discount rates, future salary and pension increases, inflation rates and mortality. Any changes in assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.
The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.
Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    22

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3.     Summary of material accounting policies (continued)
ADOPTION OF ACCOUNTING STANDARD AMENDMENTS
The following standard amendments have been adopted by the Company on October 1, 2024:
Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants –Amendments to IAS 1
In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.
Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7
In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.
The implementation of these standard amendments resulted in no impact on the Company's consolidated financial statements.
ACCOUNTING STANDARD CLARIFICATIONS
International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision on Segment Reporting
In 2024, the IFRS Interpretations Committee issued an agenda decision clarifying disclosure requirements for reportable segments under IFRS 8 Operating Segments. The decision emphasizes the need to disclose certain specified items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. Following its evaluation of the IFRIC agenda decision, the Company has expanded its segment disclosures to reflect salaries, other employee costs and contracted labour costs. The comparative financial information has been updated accordingly.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    23

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
3.Summary of material accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGES
The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company is in the process of evaluating the impact that these standard amendments may have on its consolidated financial statements.
Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income. The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.
The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.
IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.
4.    Accounts receivable

	As at September 30, 2025	As at September 30, 2024
	$	$
Trade (Note 32)	1,343,282	1,117,712
Tax credits and R&D tax credits	167,599	149,955
Other	102,896	130,735
	1,613,777	1,398,402

5.Funds held for clients

	As at September 30, 2025	As at September 30, 2024
	$	$
Cash (Note 32)	704,503	233,584
Short-term investments	33,001	50,000
Long-term bonds (Note 32)	240,932	223,196
	978,436	506,780
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    24

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
6.     Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2024	80,530	253,250	145,201	624,319	1,103,300
Additions	2,378	29,004	6,729	81,430	119,541
Additions - business acquisitions (Note 27)	737	7,327	4,130	3,201	15,395
Disposals/retirements	(2,857)	(28,914)	(8,566)	(85,580)	(125,917)
Foreign currency translation adjustment	2,406	9,194	4,816	26,844	43,260
As at September 30, 2025	83,194	269,861	152,310	650,214	1,155,579
Accumulated depreciation
As at September 30, 2024	25,983	173,539	90,258	446,697	736,477
Depreciation expense (Note 24)	3,535	25,166	13,219	92,323	134,243
Impairment (Note 24)	—	1,532	215	139	1,886
Disposals/retirements	(1,432)	(28,914)	(8,566)	(85,580)	(124,492)
Foreign currency translation adjustment	921	7,086	2,751	18,807	29,565
As at September 30, 2025	29,007	178,409	97,877	472,386	777,679
Net carrying amount as at September 30, 2025	54,187	91,452	54,433	177,828	377,900

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2023	81,381	256,804	149,271	620,371	1,107,827
Additions	6,032	17,724	12,253	72,515	108,524
Additions - business acquisitions (Note 27)	—	96	196	1,086	1,378
Disposals/retirements	(10,236)	(27,142)	(19,273)	(86,710)	(143,361)
Foreign currency translation adjustment	3,353	5,768	2,754	17,057	28,932
As at September 30, 2024	80,530	253,250	145,201	624,319	1,103,300
Accumulated depreciation
As at September 30, 2023	26,979	165,260	94,710	431,602	718,551
Depreciation expense (Note 24)	2,550	28,974	12,988	90,306	134,818
Impairment (Note 24)	115	1,966	465	149	2,695
Disposals/retirements	(4,985)	(26,945)	(19,273)	(86,710)	(137,913)
Foreign currency translation adjustment	1,324	4,284	1,368	11,350	18,326
As at September 30, 2024	25,983	173,539	90,258	446,697	736,477
Net carrying amount as at September 30, 2024	54,547	79,711	54,943	177,622	366,823

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    25

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
7.    Right-of-use assets

	Properties	Motor vehicles and others	Computer equipment	Total
	$	$	$	$
Cost
As at September 30, 2024	1,043,012	201,611	10,174	1,254,797
Additions	68,633	53,803	1,428	123,864
Additions - business acquisitions (Note 27)	65,561	935	—	66,496
Change in estimates and lease modifications	25,972	—	—	25,972
Disposals/retirements	(98,942)	(52,781)	(5,944)	(157,667)
Foreign currency translation adjustment	57,560	11,460	433	69,453
As at September 30, 2025	1,161,796	215,028	6,091	1,382,915
Accumulated depreciation
As at September 30, 2024	683,857	95,723	9,102	788,682
Depreciation expense (Note 24)	98,195	39,161	884	138,240
Impairment (Note 24)	22,549	—	—	22,549
Disposals/retirements	(98,605)	(46,327)	(5,944)	(150,876)
Foreign currency translation adjustment	36,590	5,223	520	42,333
As at September 30, 2025	742,586	93,780	4,562	840,928
Net carrying amount as at September 30, 2025	419,210	121,248	1,529	541,987

	Properties	Motor vehicles and others	Computer equipment	Total
	$	$	$	$
Cost
As at September 30, 2023	1,022,910	199,501	38,943	1,261,354
Additions	46,289	41,968	208	88,465
Additions - business acquisitions (Note 27)	2,341	—	—	2,341
Change in estimates and lease modifications	18,422	—	—	18,422
Disposals/retirements	(81,524)	(46,014)	(29,942)	(157,480)
Foreign currency translation adjustment	34,574	6,156	965	41,695
As at September 30, 2024	1,043,012	201,611	10,174	1,254,797
Accumulated depreciation
As at September 30, 2023	644,021	98,800	36,212	779,033
Depreciation expense (Note 24)	89,198	35,507	1,910	126,615
Impairment (Note 24)	10,119	—	—	10,119
Disposals/retirements	(80,766)	(41,970)	(29,942)	(152,678)
Foreign currency translation adjustment	21,285	3,386	922	25,593
As at September 30, 2024	683,857	95,723	9,102	788,682
Net carrying amount as at September 30, 2024	359,155	105,888	1,072	466,115
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    26

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
8.    Contract costs

	As at September 30, 2025			As at September 30, 2024
	Cost	Accumulated amortization and impairment	Net carrying amount	Cost	Accumulated amortization and impairment	Net carrying amount
	$	$	$	$	$	$
Transition costs	690,012	323,563	366,449	610,971	274,243	336,728
Incentives	18,757	14,274	4,483	51,045	43,744	7,301
	708,769	337,837	370,932	662,016	317,987	344,029
9.     Intangible assets

	Software	Software internally developed	Business solutions acquired	Business solutions internally developed	Client relationships and backlog	Total
	$	$	$	$	$	$
Cost
As at September 30, 2024	256,178	113,070	81,776	928,297	1,412,161	2,791,482
Additions	69,939	7,356	—	94,334	—	171,629
Business acquisitions (Note 27)	731	16	—	—	202,954	203,701
Disposals/retirements	(62,037)	(5,829)	(5,296)	(7,837)	—	(80,999)
Foreign currency translation adjustment	7,336	1,362	2,762	34,576	79,093	125,129
As at September 30, 2025	272,147	115,975	79,242	1,049,370	1,694,208	3,210,942
Accumulated amortization and impairment
As at September 30, 2024	193,111	84,988	63,320	544,463	1,187,025	2,072,907
Amortization expense (Note 24)	55,579	11,710	3,137	83,228	77,985	231,639
Impairment (Note 24)	—	—	1,170	5,774	—	6,944
Disposals/retirements	(62,037)	(5,829)	(5,296)	(7,837)	—	(80,999)
Foreign currency translation adjustment	4,463	1,045	2,607	18,954	65,376	92,445
As at September 30, 2025	191,116	91,914	64,938	644,582	1,330,386	2,322,936
Net carrying amount as at September 30, 2025	81,031	24,061	14,304	404,788	363,822	888,006

	Software	Software internally developed	Business solutions acquired	Business solutions internally developed	Client relationships and backlog	Total
	$	$	$	$	$	$
Cost
As at September 30, 2023	228,673	110,225	90,139	841,740	1,248,069	2,518,846
Additions	50,534	7,720	—	100,810	—	159,064
Business acquisitions (Note 27)	69	—	—	—	124,330	124,399
Disposals/retirements	(26,301)	(5,806)	(9,672)	(20,221)	—	(62,000)
Foreign currency translation adjustment	3,203	931	1,309	5,968	39,762	51,173
As at September 30, 2024	256,178	113,070	81,776	928,297	1,412,161	2,791,482
Accumulated amortization and impairment
As at September 30, 2023	175,238	75,187	67,954	474,462	1,102,902	1,895,743
Amortization expense (Note 24)	40,088	14,810	3,838	77,701	49,304	185,741
Impairment (Note 24)	1,439	131	—	10,004	—	11,574
Disposals/retirements	(26,301)	(5,806)	(9,672)	(20,221)	—	(62,000)
Foreign currency translation adjustment	2,647	666	1,200	2,517	34,819	41,849
As at September 30, 2024	193,111	84,988	63,320	544,463	1,187,025	2,072,907
Net carrying amount as at September 30, 2024	63,067	28,082	18,456	383,834	225,136	718,575
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    27

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
10.     Other long-term assets

	As at September 30, 2025	As at September 30, 2024
	$	$
Long-term prepaid services	29,169	24,061
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	20,139	19,675
Retirement benefits assets (Note 17)	55,156	22,446
Deposits	18,609	13,503
Deferred financing fees	2,434	2,425
Other	17,813	28,330
	143,320	110,440

11.Long-term financial assets

	As at September 30, 2025	As at September 30, 2024
	$	$
Deferred compensation plan assets (Notes 17 and 32)	125,388	112,270
Long-term investments (Note 32)	27,687	24,209
Long-term receivables	8,509	10,114
Long-term derivative financial instruments (Note 32)	854	2,644
	162,438	149,237

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    28

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
12.Goodwill
Effective October 1, 2024, the Company realigned its management structure, resulting in the reorganization of its operating segments (Note 29). The former operating segments of Scandinavia and Central Europe (Germany, Sweden, and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark, and Czech Republic) were reorganized into Scandinavia, Northwest, and Central-East Europe operating segment (primarily Sweden, Netherlands, Norway, Denmark, and Czech Republic), and Germany operating segment. As a result, the Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; U.S. Federal; Canada; Scandinavia, Northwest and Central-East Europe (primarily Sweden, Netherlands, Norway, Denmark and Czech Republic); United Kingdom (U.K.) and Australia; Germany; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).
Due to the changes in operating segments and that CGUs correspond to the operating segments, the Company reallocated goodwill to the revised CGUs using their relative fair value. There were no triggering events for an early impairment test before the reclassification.
The operating segments reflect the fiscal year 2025 revised management structure and the way that the CODM, who is the President and Chief Executive Officer of the Company, evaluates the business.
The Company completed the annual impairment test during the fourth quarter of the fiscal year 2025 and did not identify any impairment.
The movements in goodwill were as follows:

	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe[1]	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$	$
As at September 30, 2024	1,635,707	1,298,257	1,484,296	1,142,148	2,021,014	980,940	—	637,177	270,837	9,470,376
Goodwill reallocation	—	—	—	—	(733,992)	—	733,992	—	—	—
Business acquisitions (Note 27)	217,519	237,886	47,507	28,750	—	1,143,403	45,702	—	—	1,720,767
Foreign currency translation adjustment	143,498	35,124	46,908	—	125,423	81,110	68,568	54,312	(1,304)	553,639
As at September 30, 2025	1,996,724	1,571,267	1,578,711	1,170,898	1,412,445	2,205,453	848,262	691,489	269,533	11,744,782
1 As at September 30, 2024, the goodwill of Scandinavia and Central Europe of $1,462,970 and Northwest and Central-East Europe of $558,044, under the old management structure, were combined for presentation purposes.
Key assumptions in goodwill impairment testing
The key assumptions for the CGUs are disclosed in the following tables for the years ended September 30:

2025	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific
	%	%	%	%	%	%	%	%	%
Pre-tax WACC	9.7	11.3	11.4	9.1	8.5	11.1	10.1	9.9	15.9
Long-term growth rate of net operating cash flows[1]	2.0	2.0	2.0	2.0	2.0	2.0	1.9	2.0	2.0

2024	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia and Central Europe	U.K. and Australia	Northwest and Central-East Europe	Finland, Poland and Baltics	Asia Pacific
	%	%	%	%	%	%	%	%	%
Pre-tax WACC	10.3	11.4	10.3	10.9	10.0	11.5	10.2	10.3	17.8
Long-term growth rate of net operating cash flows[1]	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0
1 The long-term growth rate is based on the lower of published industry research growth and 2.0%.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    29

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
13.     Provisions

	Severances[1]	Decommissioning liabilities[2]	Others[3]	Total
	$	$	$	$
As at September 30, 2024	12,003	20,038	14,381	46,422
Additional provisions	217,475	7,719	21,114	246,308
Utilized amounts	(95,650)	(647)	(8,496)	(104,793)
Reversals of unused amounts	(3,819)	(628)	(6,287)	(10,734)
Discount rate adjustment and imputed interest	—	297	136	433
Foreign currency translation adjustment	4,307	1,159	894	6,360
As at September 30, 2025	134,316	27,938	21,742	183,996
Current portion	119,850	6,786	17,695	144,331
Non-current portion	14,466	21,152	4,047	39,665
1    See Note 25, Restructuring, acquisition and related integration costs.
2    As at September 30, 2025, the decommissioning liabilities were based on the expected cash flows of $26,718,000 and were discounted at a weighted average rate of 1.73%. The timing of settlements of these obligations ranges between one and fifteen years as at September 30, 2025. The reversals of unused amounts are due to favourable settlements.
3    As at September 30, 2025, others included provisions on revenue-generating contracts, onerous supplier contracts mainly under the restructuring, the cost optimization program and related integration costs (Note 25), as well as litigation and claims.
14.     Long-term debt

	As at September 30, 2025	As at September 30, 2024
	$	$
2021 U.S. Senior Notes of $835,860 (U.S. $600,000) repayable in September 2026 and of $557,240 (U.S. $400,000) repayable in September 2031[1]	1,386,564	1,342,758
2021 CAD Senior Notes of $600,000 repayable in September 2028[2]	597,892	597,212
2024 CAD Senior Notes of $300,000 repayable in September 2027 and of $450,000 repayable in September 2029[3]	747,001	746,144
2025 U.S. Senior Notes of $905,515 (U.S $650,000) repayable in March 2030[4]	894,509	—
Other long-term debt	11,869	2,194
	3,637,835	2,688,308
Current portion	845,253	999
	2,792,582	2,687,309
1    The senior unsecured notes issued in 2021 of U.S. $1,000,000,000 (2021 U.S. Senior Notes) are comprised of two series of senior unsecured notes with a weighted average maturity of 3 years and a weighted average interest rate of 1.79%. As at September 30, 2025, these represent an amount of $1,393,100,000, less financing fees.
2    The senior unsecured notes issued in 2021 of $600,000,000 (2021 CAD Senior Notes), less financing fees, are due in September 2028, with an interest rate of 2.10%.
3    The senior unsecured notes issued in 2024 of $750,000,000 (2024 CAD Senior Notes), less financing fees, are comprised of two series of senior unsecured notes with a weighted average maturity of 3 years and a weighted average interest rate of 4.08% as at September 30 2025.
4    In March 2025, the Company issued senior unsecured notes (2025 U.S. Senior Notes) for a total principal amount of U.S. $650,000,000, less financing fees. This issuance is comprised of one series of notes with a maturity of 5 years at an interest rate of 4.95%.

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in October 2029. This facility bears interest at variable reference rate benchmarks, plus a variable margin that is determined based on the Company's credit rating. As at September 30, 2025, there was no amount drawn upon this facility. An amount of $3,752,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On October 30, 2025, the unsecured committed revolving credit facility was extended by one year to October 30, 2030 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2025, the Company was in compliance with these covenants.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    30

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
15.Other long-term liabilities

	As at September 30, 2025	As at September 30, 2024
	$	$
Deferred revenue	153,872	137,450
Deferred compensation plan liabilities (Note 17)	139,317	124,447
Other	47,984	39,185
	341,173	301,082

16.     Income taxes

	Year ended September 30
	2025	2024
	$	$
Current income tax expense
Current income tax expense in respect of the current year	628,169	731,338
Adjustments recognized in the current year in relation to the income tax (recovery) expense of prior years	(44,889)	12,998
Total current income tax expense	583,280	744,336
Deferred income tax expense (recovery)
Deferred income tax recovery relating to the origination and reversal of temporary differences	(33,531)	(118,893)
Deferred income tax recovery relating to changes in tax rates	(1,619)	—
Adjustments recognized in the current year in relation to the deferred income tax expense (recovery) of prior years	35,775	(27,207)
Total deferred income tax expense (recovery)	625	(146,100)
Total income tax expense	583,905	598,236

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2025	2024
	%	%
Company's statutory tax rate	26.5	26.5
Effect of foreign tax rate differences	(0.7)	(0.3)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.4)	(0.3)
Non-deductible and tax exempt items	0.5	0.3
Recognition of previously unrecognized temporary differences	—	(0.3)
Minimum income tax charge	0.2	0.2
Changes in tax laws and rates	(0.1)	—
Effective income tax rate	26.0	26.1

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    31

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
16.     Income taxes (continued)
The continuity schedule of deferred tax balances is as follows:

	As at September 30, 2024	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2025
	$	$	$	$	$	$	$
Accounts payable, accrued compensation and liabilities, provisions, and other long-term liabilities	132,021	—	(13,894)	—	(5,811)	3,933	116,249
Tax benefits on losses carried forward	51,180	—	618	—	—	2,164	53,962
Retirement benefits obligations	27,034	—	2,297	(13,062)	—	2,125	18,394
Capitalized research and development	174,467	—	18,545	—	—	5,370	198,382
Lease liabilities	156,479	4,360	(712)	—	—	7,925	168,052
PP&E, contract costs, intangible assets and other long-term assets	(73,149)	(44,860)	(4,353)	—	—	(4,801)	(127,163)
Right-of-use assets	(123,982)	(4,360)	3,237	—	—	(6,800)	(131,905)
Work in progress	(15,621)	—	(3,593)	—	—	(857)	(20,071)
Goodwill	(93,682)	—	(20,157)	—	—	(2,949)	(116,788)
Refundable tax credits on salaries	(24,943)	(532)	6,257	—	—	(25)	(19,243)
Cash flow and net investment hedges	14,060	—	26	5,873	—	294	20,253
Other	(2,429)	—	11,103	(285)	—	(900)	7,489
Deferred taxes, net	221,435	(45,392)	(626)	(7,474)	(5,811)	5,479	167,611

	As at September 30, 2023	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2024
	$	$	$	$	$	$	$
Accounts payable, accrued compensation and liabilities, provisions, and other long-term liabilities	112,599	—	20,946	—	(3,599)	2,075	132,021
Tax benefits on losses carried forward	56,078	—	(7,265)	—	—	2,367	51,180
Retirement benefits obligations	27,243	—	795	(356)	—	(648)	27,034
Capitalized research and development	92,880	—	82,302	—	—	(715)	174,467
Lease liabilities	169,288	—	(16,919)	—	—	4,110	156,479
PP&E, contract costs, intangible assets and other long-term assets	(123,717)	—	49,457	—	—	1,111	(73,149)
Right-of-use assets	(143,411)	—	23,077	—	—	(3,648)	(123,982)
Work in progress	(14,372)	—	(926)	—	—	(323)	(15,621)
Goodwill	(87,259)	—	(6,346)	—	—	(77)	(93,682)
Refundable tax credits on salaries	(22,568)	—	(2,478)	—	—	103	(24,943)
Cash flow and net investment hedges	(4,010)	—	14,164	5,374	—	(1,468)	14,060
Other	11,600	—	(10,707)	(3,462)	—	140	(2,429)
Deferred taxes, net	74,351	—	146,100	1,556	(3,599)	3,027	221,435

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    32

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
16. Income taxes (continued)
The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2025	As at September 30, 2024
	$	$
Deferred tax assets	239,284	242,567
Deferred tax liabilities	(71,673)	(21,132)
	167,611	221,435
As at September 30, 2025, the Company had $203,415,000 ($195,358,000 as at September 30, 2024) in operating tax losses carried forward, of which $63,937,000 ($39,077,000 as at September 30, 2024) expire at various dates from 2041 to 2043 and $139,478,000 ($156,281,000 as at September 30, 2024) have no expiry dates. As at September 30, 2025, a deferred income tax asset of $48,989,000 ($46,564,000 as at September 30, 2024) has been recognized on $188,978,000 ($180,647,000 as at September 30, 2024) of these losses. The deferred income tax assets are recognized only to the extent that it is probable that taxable income will be available against which the unused tax losses can be utilized. As at September 30, 2025, the Company had $14,437,000 ($14,711,000 as at September 30, 2024) of the unrecognized operating tax losses that have no expiry dates.
As at September 30, 2025, the Company had $471,820,000 ($470,177,000 as at September 30, 2024) in non-operating tax losses carried forward that have no expiry dates. As at September 30, 2025, a deferred income tax asset of $4,973,000 ($4,616,000 as at September 30, 2024) has been recognized on $19,254,000 ($17,869,000 as at September 30, 2024) of these losses. As at September 30, 2025, the Company had $452,566,000 ($452,308,000 as at September 30, 2024) of unrecognized non-operating tax losses.
As at September 30, 2025, the Company had $667,609,000 ($1,315,252,000 as at September 30, 2024) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalents not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $11,167,109,000 ($9,308,421,000 as at September 30, 2024) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxation.
Organization for Economic Co-operation and Development (OECD) Pillar Two Rules
The company is subject to the minimum top-up tax under the Pillar two tax legislation. The current tax recorded during the year is nil.
The company has applied the temporary recognition exception in relation to accounting and disclosure for deferred taxes arising from the implementation of the Pillar two rules.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    33

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
17.Employee benefits
The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.
DEFINED BENEFIT PLANS
The Company operates defined benefit pension plans primarily for the benefit of employees in the U.K., France and Germany, with smaller plans in other countries. The benefits are based on pensionable salary and years of service and most of them are funded with assets held in separate funds.
The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.
The following description focuses mainly on plans registered in the U.K., France and Germany:
U.K.
In the U.K., the Company has three defined benefit pension plans, the CMG U.K. Pension Scheme, the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan.
The CMG U.K. Pension Scheme is closed to new employees and is closed to further accrual of rights for existing employees. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. The Logica Defined Benefit Pension Plan is closed to new employees and is closed to further accrual of rights for existing employees. The plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.
Both the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan are employer and employee based contribution plans.
The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, the CMG U.K. Pension Scheme policy is to target an allocation up to a maximum of 65% to return-seeking assets such as equities; the Logica U.K. Pension & Life Assurance Scheme policy is to invest 15% of the scheme assets in equities and 85% in bonds; and the Logica Defined Benefit Pension Plan policy is to invest 10% of the plan assets in equities and 90% in bonds.
The U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 employees in total.
The new funding actuarial valuations of the three defined benefit pension plans described above are being performed at
September 30, 2025 and the results are expected to be available by December 31, 2025. In the meantime, the
Company followed the last funding actuarial valuations from 2022 as at September 30, 2025:

–The actuarial valuation of the CMG U.K. Pension Scheme reported a surplus of $38,071,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. Since January 1, 2022, the Company did not contribute to the plan; and
–The actuarial valuation of the Logica U.K. Pension & Life Assurance Scheme reported a surplus of $94,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. During fiscal 2025, the Company contributed an amount of $367,000 to cover service costs; and
–The actuarial valuation of the Logica Defined Benefit Pension Plan reported a surplus of $19,547,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. Since November 30, 2019, the Company did not contribute to the plan.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    34

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
France
In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.
Germany
In Germany, the Company has numerous defined benefit pension plans which are all closed to new employees. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees receive an indemnity in the form of a lump-sum payment. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights, unless they are part of a reinsured support fund or are pledged to the employees.
The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2025	U.K.	France	Germany	Other	Total
	$	$	$	$	$
Defined benefit obligations	(555,956)	(99,215)	(77,086)	(119,014)	(851,271)
Fair value of plan assets	611,040	—	13,254	83,418	707,712
	55,084	(99,215)	(63,832)	(35,596)	(143,559)
Fair value of reimbursement rights	—	—	19,752	387	20,139
Net asset (liability) recognized in the balance sheet	55,084	(99,215)	(44,080)	(35,209)	(123,420)
Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	—	19,752	387	20,139
Retirement benefits assets	55,084	—	—	72	55,156
Retirement benefits obligations	—	(99,215)	(63,832)	(35,668)	(198,715)
	55,084	(99,215)	(44,080)	(35,209)	(123,420)

As at September 30, 2024	U.K.	France	Germany	Other	Total
	$	$	$	$	$
Defined benefit obligations	(620,308)	(95,366)	(74,715)	(107,559)	(897,948)
Fair value of plan assets	642,538	—	12,599	74,891	730,028
	22,230	(95,366)	(62,116)	(32,668)	(167,920)
Fair value of reimbursement rights	—	—	19,300	375	19,675
Net asset (liability) recognized in the balance sheet	22,230	(95,366)	(42,816)	(32,293)	(148,245)
Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	—	19,300	375	19,675
Retirement benefits assets	22,230	—	—	216	22,446
Retirement benefits obligations	—	(95,366)	(62,116)	(32,884)	(190,366)
	22,230	(95,366)	(42,816)	(32,293)	(148,245)
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    35

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	France	Germany	Other	Total
	$	$	$	$	$
As at September 30, 2024	620,308	95,366	74,715	107,559	897,948
Current service cost	336	7,402	376	8,176	16,290
Interest cost	30,485	3,234	2,473	4,989	41,181
Past service cost	—	—	—	2,521	2,521
Business acquisitions (Note 27)	—	7,860	—	—	7,860
Actuarial gains due to change in financial assumptions[1]	(61,738)	(12,876)	(2,563)	(2,805)	(79,982)
Actuarial (gains) losses due to change in demographic assumptions[1]	(10,673)	(958)	—	11	(11,620)
Actuarial (gains) losses due to experience[1]	(10,443)	(6,719)	(125)	62	(17,225)
Plan participant contributions	57	—	—	164	221
Benefits paid from the plan	(32,269)	—	(156)	(3,819)	(36,244)
Benefits paid directly by employer	—	(2,793)	(4,069)	(909)	(7,771)
Foreign currency translation adjustment[1]	19,893	8,699	6,435	3,065	38,092
As at September 30, 2025	555,956	99,215	77,086	119,014	851,271
Defined benefit obligations of unfunded plans	—	99,215	—	22,007	121,222
Defined benefit obligations of funded plans	555,956	—	77,086	97,007	730,049
As at September 30, 2025	555,956	99,215	77,086	119,014	851,271

Defined benefit obligations	U.K.	France	Germany	Other	Total
	$	$	$	$	$
As at September 30, 2023	535,633	78,612	67,706	92,703	774,654
Current service cost	946	6,114	373	6,732	14,165
Interest cost	30,561	3,378	2,738	5,009	41,686
Actuarial losses due to change in financial assumptions[1]	29,444	10,088	4,948	3,405	47,885
Actuarial losses due to change in demographic assumptions[1]	—	111	—	338	449
Actuarial (gains) losses due to experience[1]	(1,222)	(5,100)	(787)	794	(6,315)
Plan participant contributions	86	—	—	162	248
Benefits paid from the plan	(27,712)	—	(503)	(3,536)	(31,751)
Benefits paid directly by employer	—	(2,033)	(3,192)	(496)	(5,721)
Foreign currency translation adjustment[1]	52,572	4,196	3,432	2,448	62,648
As at September 30, 2024	620,308	95,366	74,715	107,559	897,948
Defined benefit obligations of unfunded plans	—	95,366	—	21,600	116,966
Defined benefit obligations of funded plans	620,308	—	74,715	85,959	780,982
As at September 30, 2024	620,308	95,366	74,715	107,559	897,948
1     Amounts recognized in other comprehensive income.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    36

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	France	Germany	Other	Total
	$	$	$	$	$
As at September 30, 2024	642,538	—	31,899	75,266	749,703
Interest income on plan assets	31,518	—	1,090	4,352	36,960
Employer contributions	358	2,793	4,545	8,771	16,467
Return on assets excluding interest income[1]	(48,857)	—	(2,975)	(636)	(52,468)
Plan participant contributions	57	—	—	119	176
Benefits paid from the plan	(32,269)	—	(156)	(3,819)	(36,244)
Benefits paid directly by employer	—	(2,793)	(4,069)	(909)	(7,771)
Administration expenses paid from the plan	(3,432)	—	—	—	(3,432)
Foreign currency translation adjustment[1]	21,127	—	2,672	661	24,460
As at September 30, 2025	611,040	—	33,006	83,805	727,851
Plan assets	611,040	—	13,254	83,418	707,712
Reimbursement rights	—	—	19,752	387	20,139
As at September 30, 2025	611,040	—	33,006	83,805	727,851

Plan assets and reimbursement rights	U.K.	France	Germany	Other	Total
	$	$	$	$	$
As at September 30, 2023	536,226	—	30,829	64,514	631,569
Interest income on plan assets	30,573	—	1,300	3,712	35,585
Employer contributions	426	2,033	2,804	7,714	12,977
Return on assets excluding interest income[1]	50,973	—	(906)	1,579	51,646
Plan participant contributions	86	—	—	162	248
Benefits paid from the plan	(27,712)	—	(503)	(3,536)	(31,751)
Benefits paid directly by employer	—	(2,033)	(3,192)	(496)	(5,721)
Administration expenses paid from the plan	(1,462)	—	—	—	(1,462)
Foreign currency translation adjustment[1]	53,428	—	1,567	1,617	56,612
As at September 30, 2024	642,538	—	31,899	75,266	749,703
Plan assets	642,538	—	12,599	74,891	730,028
Reimbursement rights	—	—	19,300	375	19,675
As at September 30, 2024	642,538	—	31,899	75,266	749,703
1     Amounts recognized in other comprehensive income.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    37

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The plan assets at the end of the years consist of:

As at September 30, 2025	U.K.	Germany	Other	Total
	$	$	$	$
Quoted equities	196,682	—	—	196,682
Quoted bonds	159,475	—	—	159,475
Cash	22,811	—	66	22,877
Other[1]	232,072	13,254	83,352	328,678
	611,040	13,254	83,418	707,712

As at September 30, 2024	U.K.	Germany	Other	Total
	$	$	$	$
Quoted equities	260,103	—	—	260,103
Quoted bonds	158,739	—	—	158,739
Cash	3,123	—	68	3,191
Other[1]	220,573	12,599	74,823	307,995
	642,538	12,599	74,891	730,028
1    Other is mainly composed of quoted investment funds and various insurance policies to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.
The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2025	2024
	$	$
Current service cost	16,290	14,165
Past service cost	2,521	—
Net interest on net defined benefit obligations or assets	4,221	6,101
Administration expenses	3,432	1,462
	26,464	21,728
1    The expense was presented as costs of services, selling and administrative for an amount of $18,811,000 and as net finance costs for an amount of
$7,653,000 (Note 26) ($14,165,000 and $7,563,000, respectively for the year ended September 30, 2024).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    38

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
Actuarial assumptions
The following are the principal actuarial assumptions calculated as weighted averages of the defined benefit obligations. The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2025	U.K	France	Germany	Other
	%	%	%	%
Discount rate	5.76	3.70	3.70	5.09
Future salary increases	0.31	2.75	2.50	2.30
Future pension increases	2.85	—	2.10	0.29
Inflation rate	3.06	2.00	2.00	3.49

As at September 30, 2024	U.K.	France	Germany	Other
	%	%	%	%
Discount rate	5.00	3.33	3.33	5.06
Future salary increases	0.31	4.10	2.50	2.74
Future pension increases	3.01	—	2.10	0.31
Inflation rate	3.15	2.00	2.00	3.44

The average longevity over 65 of an employee presently at age 45 and 65 are as follows:

As at September 30, 2025	U.K.	Germany
	(in years)
Longevity at age 65 for current employees
Males	21.4	21.0
Females	23.6	24.0
Longevity at age 45 for current employees
Males	22.7	24.0
Females	25.1	27.0

As at September 30, 2024	U.K.	Germany
	(in years)
Longevity at age 65 for current employees
Males	22.1	21.0
Females	23.9	24.0
Longevity at age 45 for current employees
Males	23.5	24.0
Females	25.4	27.0

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    39

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
Actuarial assumptions (continued)
Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2025: (1) U.K.: CMG U.K. Pension Scheme: 94% of the mortality rates in the S4PA tables for males and S4PA Middle tables for females; Logica U.K. Pension & Life Assurance Scheme: 102% of the mortality rates in the S4PA tables for males and 100% of the mortality rates in the S4PA Middle tables for females; Logica Defined Benefit Pension Plan: 100% of the mortality rates in the S4PA tables for males and S4PA Middle tables for females. For all three U.K. plans, the allowance for future mortality improvements has been updated to be in line with the CMI 2023 projections model, with core parameters and a long-term improvement rate of 1.25% p.a., (2) Germany: Heubeck RT2018G and (3) France: INSEE 2019-2021.

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2025	U.K.	France	Germany
	$	$	$
Increase of 0.25% in the discount rate	(15,218)	(2,819)	(1,725)
Decrease of 0.25% in the discount rate	15,941	2,937	1,795
Salary increase of 0.25%	88	3,040	20
Salary decrease of 0.25%	(88)	(2,929)	(18)
Pension increase of 0.25%	9,573	—	924
Pension decrease of 0.25%	(8,329)	—	(893)
Increase of 0.25% in inflation rate	10,803	3,040	924
Decrease of 0.25% in inflation rate	(10,577)	(2,929)	(893)
Increase of one year in life expectancy	13,356	686	2,044
Decrease of one year in life expectancy	(13,750)	(733)	(1,828)

As at September 30, 2024	U.K.	France	Germany
	$	$	$
Increase of 0.25% in the discount rate	(18,334)	(2,927)	(1,796)
Decrease of 0.25% in the discount rate	19,263	3,056	1,874
Salary increase of 0.25%	181	3,151	23
Salary decrease of 0.25%	(179)	(3,029)	(21)
Pension increase of 0.25%	10,675	—	948
Pension decrease of 0.25%	(9,287)	—	(913)
Increase of 0.25% in inflation rate	12,047	3,151	948
Decrease of 0.25% in inflation rate	(11,798)	(3,029)	(913)
Increase of one year in life expectancy	15,309	664	2,025
Decrease of one year in life expectancy	(15,478)	(710)	(1,809)
The sensitivity analysis above has been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.
The remaining weighted average duration of the defined benefit obligations are as follows:

	Year ended September 30
	2025	2024
	(in years)
U.K.	12	13
France	16	17
Germany	9	10
Other	9	9

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    40

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The Company expects to contribute $9,525,000 to defined benefit plans during the next year, of which $433,000 relates to the U.K. plans, and $9,092,000 relates to the other plans.
DEFINED CONTRIBUTION PLANS
The Company also operates defined contribution pension plans. In some countries, contributions are made into the state pension plans. The pension cost for defined contribution plans amounted to $324,486,000 in 2025 ($296,470,000 in 2024).
In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.63% and the Company’s proportion of the total number of active employees in the plan is 0.46%.
Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective funding ratio is normally allowed to vary between 125% and 170%. As at September 30, 2025, Alecta collective funding ratio was 167% (163% in 2024). The plan expense was $26,589,000 in 2025 ($23,422,000 in 2024).
OTHER BENEFIT PLANS
As at September 30, 2025, the deferred compensation liability totaled $139,317,000 ($124,447,000 as at September 30, 2024) (Note 15) and the deferred compensation assets totaled $125,388,000 ($112,270,000 as at September 30, 2024) (Note 11). The deferred compensation liability is mainly related to plans covering some of its U.S. management. Some of the plans include assets that will be used to fund the liabilities.
For the deferred compensation plan in the U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $125,388,000 as at September 30, 2025 ($112,270,000 as at September 30, 2024).
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    41

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
18.    Accumulated other comprehensive income

	As at September 30, 2025	As at September 30, 2024
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $59,141 ($44,210 as at September 30, 2024)	1,588,980	896,259
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $46,173 ($48,921 as at September 30, 2024)	(542,309)	(388,957)
Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $2,538 ($2,907 as at September 30, 2024)	17,130	19,031
Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $10,042 ($1,421 as at September 30, 2024)	(34,359)	(6,930)
Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $1,361 ($707 as at September 30, 2024)	4,328	2,447
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $11,755 ($24,817 as at September 30, 2024)	(31,426)	(70,597)
	1,002,344	451,253
For the year ended September 30, 2025, $4,594,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,627,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($10,872,000, net of income tax expense of $3,814,000, were reclassified for the year ended September 30, 2024).
For the year ended September 30, 2025, $12,169,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $1,859,000, were also reclassified in the consolidated statements of earnings ($12,562,000, net of income tax expense of $1,919,000, were reclassified for the year ended September 30, 2024).

19.Capital stock
The Company's authorized share capital is comprised of an unlimited number, all without par value, of:
–First preferred shares, issuable in series, carrying one vote per share, each series ranking equal with other series, but prior to second preferred shares, Class A subordinate voting shares and Class B shares (multiple voting) with respect to the payment of dividends;
–Second preferred shares, issuable in series, non-voting, each series ranking equal with other series, but prior to Class A subordinate voting shares and Class B shares (multiple voting) with respect to the payment of dividends;
–Class A subordinate voting shares, carrying one vote per share, participating equally with Class B shares (multiple voting) with respect to the payment of dividends and convertible into Class B shares (multiple voting) under certain conditions in the event of certain takeover bids on Class B shares (multiple voting); and
–Class B shares (multiple voting), carrying ten votes per share, participating equally with Class A subordinate voting shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate voting shares.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    42

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
19.    Capital stock (continued)
For the fiscal years 2025 and 2024, the number of issued and outstanding Class A subordinate voting shares and Class B shares (multiple voting) varied as follows:

Class A subordinate voting shares			Class B shares (multiple voting)			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2023	206,714,497	1,440,286	26,445,706	36,894	233,160,203	1,477,180
Release of Class A subordinate voting shares held in trusts	—	14,078	—	—	—	14,078
Purchased and held in trusts	—	(66,847)	—	—	—	(66,847)
Issued upon exercise of stock options	1,333,876	91,800	—	—	1,333,876	91,800
Purchased and cancelled	(6,597,158)	(45,878)	—	—	(6,597,158)	(45,878)
Conversion of shares	2,322,948	3,241	(2,322,948)	(3,241)	—	—
As at September 30, 2024	203,774,163	1,436,680	24,122,758	33,653	227,896,921	1,470,333
Release of Class A subordinate voting shares held in trusts	—	46,050	—	—	—	46,050
Purchased and held in trusts	—	(13,323)	—	—	—	(13,323)
Issued upon exercise of stock options	947,071	74,319	—	—	947,071	74,319
Purchased and cancelled	(8,781,243)	(77,462)	—	—	(8,781,243)	(77,462)
As at September 30, 2025	195,939,991	1,466,264	24,122,758	33,653	220,062,749	1,499,917
a)Performance shares units and shares held in trusts
During the year ended September 30, 2025, 438,458 shares held in trust were released (171,751 during the year ended September 30, 2024) with a recorded value of $46,050,000 ($14,078,000 during the year ended September 30, 2024) that was removed from contributed surplus.
During the year ended September 30, 2025, the Company settled the withholding tax obligations on behalf of the employees under the Share Unit Plan for a cash payment of $52,888,000 ($15,407,000 during the year ended September 30, 2024).
During the year ended September 30, 2025, the trustees, in accordance with the terms of the Share Unit Plan and Trust Agreements, purchased 84,456 Class A subordinate voting shares of the Company on the open market (463,364 during the year ended September 30, 2024) for a total cash consideration of $13,323,000 ($66,847,000 during the year ended September 30, 2024).
As at September 30, 2025, 2,247,354 Class A subordinate voting shares were held in trusts under the Share Unit Plan (2,601,356 as at September 30, 2024).
b)Exercises of stock options
The carrying value of Class A subordinate voting shares includes $12,330,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year ended September 30, 2025 ($15,265,000 during the year ended September 30, 2024).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    43

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
19.    Capital stock (continued)
c)Shares purchased and cancelled
On January 28, 2025, the Company’s Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (TSX) for the renewal of its Normal Course Issuer Bid (NCIB) which allows for the purchase for cancellation of up to 20,196,413 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares were available for purchase for cancellation commencing on February 6, 2025, until no later than February 5, 2026, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.
During the year ended September 30, 2025, the Company purchased for cancellation 8,861,543 Class A subordinate voting shares (1,965,800 during the year ended September 30, 2024) under its previous and current NCIB for a total cash consideration of $1,258,466,000 ($275,218,000 during the year ended September 30, 2024) and the excess of the purchase price over the carrying value in the amount of $1,181,004,000 ($258,883,000 during the year ended September 30, 2024) was charged to retained earnings.
Of the purchased Class A subordinate voting shares, 80,300 shares with a carrying value of $708,000 and a purchase value of $9,935,000 were held by the Company and were neither paid nor cancelled as at September 30, 2025. During the year ended September 30, 2024, the Company paid for and cancelled 68,550 Class A subordinate voting shares under its previous NCIB, with a carrying value of $558,000 and for a total cash consideration of $9,177,000, which were purchased but were neither paid nor cancelled as at September 30, 2023.
On February 23, 2024, the Company entered into a private agreement with the then Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, to purchase for cancellation 1,674,930 Class A subordinate voting shares under its previous NCIB for a total cash consideration of $250,000,000, excluding transaction costs of $370,000. The excess of the purchase price over the carrying value in the amount of $244,821,000 was charged to retained earnings. The 1,674,930 Class A subordinate voting shares purchased for cancellation on February 23, 2024, included 1,266,366 Class B shares (multiple voting) converted into Class A subordinate voting shares on February 23, 2024, by a holding company wholly-owned by the then Founder and Executive Chairman of the Board of the Company. The repurchase transaction was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its previous NCIB.
During the year ended September 30, 2024, the Company purchased for cancellation 2,887,878 Class A subordinate voting shares under its previous NCIB from the Caisse de dépôt et placement du Québec (CDPQ) for a total cash consideration of $400,000,000. The excess of the purchase price over the carrying value in the amount of $375,636,000 was charged to retained earnings. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its previous NCIB.
During the year ended September 30, 2025, the Company recorded $22,218,000 related to a 2.0% tax on the value of Class A subordinate voting shares repurchased, net of the value of new equity issued through stock options exercised, as part of accrued liabilities and with a corresponding reduction in retained earnings ($13,565,000 during the year ended September 30, 2024). In addition, during the year ended September 30, 2025, the Company paid $25,999,000 in relation to such tax (nil during the year ended September 30, 2024).
d) Conversion of shares
During the year ended September 30, 2024, the then Co-Founder and Advisor to the Executive Chairman of the Board of the Company converted a total of 900,000 Class B shares (multiple voting) into 900,000 Class A subordinate voting shares.
In addition, during the year ended September 30, 2024, a holding company wholly-owned by the then Founder and Executive Chairman of the Board of the Company converted a total of 1,422,948 Class B shares (multiple voting) into 1,422,948 Class A subordinate voting shares.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    44

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
19.    Capital stock (continued)
e) Dividends
During the year ended September 30, 2025, the Company declared and paid the following quarterly cash dividends to holders of Class A subordinate voting shares and Class B shares (multiple voting):

	2025		2024
Dividend Payment Month	Dividend per Share	Value	Dividend per Share	Value
December	0.15	34,133	—	—
March	0.15	34,057	—	—
June	0.15	33,580	—	—
September	0.15	33,282	—	—
		135,052		—
On November 4, 2025, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.17 per share. This dividend is payable on December 19, 2025 to shareholders of record as of the close of business on November 21, 2025.

20.Share-based payments
a)Performance share units and restricted share units
The Company operates a Share Unit Plan under which the Board of Directors may grant:
–PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the Share Unit Plan vest at the end of the four-year period.
–RSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each RSU. RSUs do not have any vesting performance conditions. RSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the RSU award was made, except in the event of retirement, termination of employment or death. Granted RSUs under the Share Unit Plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the Share Unit Plan are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    45

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
20.Share-based payments (continued)
There are currently no outstanding RSUs under the Share Unit Plan. The following table presents information concerning the number of outstanding PSUs granted by the Company under the Share Unit Plan:

Outstanding as at September 30, 2023	2,252,450
Granted[1]	799,418
Exercised (Note 19)	(280,265)
Forfeited	(243,403)
Outstanding as at September 30, 2024	2,528,200
Granted[1]	674,259
Exercised (Note 19)	(765,318)
Forfeited	(418,173)
Dividends	8,588
Outstanding as at September 30, 2025	2,027,556
1    The PSUs granted in 2025 had a weighted average grant date fair value of $159.44 per unit ($137.90 in 2024).
b)Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2025, 15,371,067 Class A subordinate voting shares were reserved for issuance under the stock option plan.
The following table presents information concerning the outstanding stock options granted by the Company:

		2025		2024
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	3,862,527	74.53	5,211,472	70.21
Exercised (Note 19)	(947,071)	65.45	(1,333,876)	57.38
Forfeited	—	—	(12,575)	97.84
Expired	(2,983)	84.91	(2,494)	98.65
Outstanding, end of year	2,912,473	77.48	3,862,527	74.53
Exercisable, end of year	2,912,473	77.48	3,699,805	73.51
The weighted average share price at the date of exercise for stock options exercised in 2025 was $155.80 ($145.60 in 2024).
The following table summarizes information about the outstanding stock options granted by the Company as at September 30, 2025:

		Options outstanding and exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price
$		(in years)	$
47.81 to 52.63	43,095	0.02	49.10
57.21 to 63.23	1,391,588	1.51	63.22
67.04 to 85.62	847,418	2.93	84.47
97.84 to 110.73	630,372	4.93	101.50
	2,912,473	2.64	77.48

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    46

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
20.Share-based payments (continued)
c)Share purchase plan
Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee's basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution. However, the Company does not match contributions in the case of such additional contributions. The employee and Company's contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the employee through either the TSX or NYSE.
d)Deferred share unit plan
External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate voting shares on the TSX on the payment date. As at September 30, 2025, the number of outstanding DSUs was 99,938 (110,412 DSUs as at September 30, 2024).
e)Share-based payment costs
The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30
	2025	2024
	$	$
PSUs	68,636	67,054
Stock options	—	786
Share purchase plan	196,510	181,989
DSUs	(743)	4,384
	264,403	254,213

21.Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2025			2024
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	1,658,285	222,693,319	7.45	1,692,715	228,074,108	7.42
Net effect of dilutive stock options and PSUs[2]		2,796,025			3,598,753
Diluted	1,658,285	225,489,344	7.35	1,692,715	231,672,861	7.31
1    During the year ended September 30, 2025, 8,861,543 Class A subordinate voting shares purchased for cancellation and 2,247,354 Class A subordinate voting shares held in trust were excluded from the calculation of the weighted average number of shares outstanding as of the date of transaction (6,528,608 and 2,601,356, respectively during the year ended September 30, 2024).
2    For the year ended September 30, 2025 and 2024, no stock options were excluded from the calculation of the diluted earnings per share as all stock options were dilutive.

22.     Remaining performance obligations
Remaining performance obligations relates to Company’s performance obligations that are partially or fully unsatisfied under fixed-fee arrangements recognized using the percentage-of-completion method.
The amount of the selling price allocated to remaining performance obligations as at September 30, 2025 is $1,195,219,000 ($1,179,804,000 as at September 30, 2024) and is expected to be recognized as revenue within a weighted average of 2.0 years (1.7 years as at September 30, 2024).
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    47

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
23.Costs of services, selling and administrative

	Year ended September 30
	2025	2024
	$	$
Salaries, other employee costs and contracted labour costs1 2	11,184,452	10,301,386
Hardware, software and data center related costs	957,218	866,883
Professional fees [2]	268,322	293,452
Property costs	220,845	201,194
Amortization, depreciation and impairment (Note 24)	585,665	522,308
Other operating expenses	84,543	74,507
	13,301,045	12,259,730
1    Net of R&D and other tax credits of $173,042,000 in 2025 ($134,911,000 in 2024).
2    For the year ended September 30, 2024, an amount of $1,142,951,000 was reclassified from previously reported Professional fees and other contracted labour costs to Salaries, other employee costs and contracted labour costs (Note 3).

24.Amortization, depreciation and impairment

	Year ended September 30
	2025	2024
	$	$
Depreciation of PP&E (Note 6)	134,243	134,818
Impairment of PP&E (Note 6)	—	115
Depreciation of right-of-use assets (Note 7)	138,240	126,615
Impairment of right-of-use assets (Note 7)	768	—
Amortization of contract costs related to transition costs	74,059	59,191
Impairment of contract costs related to transition costs	—	4,254
Amortization of intangible assets (Note 9)	231,639	185,741
Impairment of intangible assets (Note 9)	6,716	11,574
Included in costs of services, selling and administrative (Note 23)	585,665	522,308
Amortization of contract costs related to incentives (presented as a reduction of revenue)	4,170	2,806
Amortization of deferred financing fees (presented in finance costs)	575	630
Amortization of discounts on investments related to funds held for clients (presented net as an increase of revenue)	(39)	(1,584)
Impairment of PP&E (presented in integration costs) (Note 6)	360	149
Impairment of PP&E (presented in restructuring and in cost optimization program) (Note 6 and 25)	1,526	2,431
Impairment of right-of-use assets (presented in integration costs) (Note 7)	19,125	—
Impairment of right-of-use assets (presented in restructuring and in cost optimization program) (Note 7 and 25)	2,656	10,119
Impairment of intangible assets (presented in restructuring) (Note 9 and 25)	228	—
	614,266	536,859

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    48

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
25.    Restructuring, acquisition and related integration costs

	Year ended September 30
	2025	2024
	$	$
Restructuring	196,796	—
Cost optimization program	—	91,063
Acquisition and related integration costs	88,235	5,866
	285,031	96,929
During the year ended September 30, 2025, the Company initiated a restructuring program which was targeted within its Continental European operations to realign its cost structure with current market conditions and which was completed for a total cost of $196,796,000, consisting of costs for terminations of employment of $190,008,000 under this initiative, accounted for in severance provisions (Note 13), as well as costs of vacating leased premises of $6,788,000.
During the year ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio. As at March 31, 2024, the Company completed its cost optimization program for a total cost of $100,027,000. During the year ended September 30, 2024, the Company recorded $91,063,000 of costs under the cost optimization program, which included costs for terminations of employment $69,500,000, accounted for in severance provisions (Note 13), and costs of vacating leased premises of $21,563,000.
During the year ended September 30, 2025, the Company incurred $88,235,000 of acquisition and related integration costs ($5,866,000 during the year ended September 30, 2024). These costs were mainly related to redundancy of employment of $27,467,000 ($653,000 during the year ended September 30, 2024), accounted for in severance provisions (Note 13), costs of vacating leased premises of $23,379,000 ($947,000 during the year ended September 30, 2024), as well as legal and professional fees of $12,278,000 ($2,437,000 during the year ended September 30, 2024).

26.    Net finance costs

	Year ended September 30
	2025	2024
	$	$
Interest on long-term debt	80,907	48,002
Interest on lease liabilities	30,461	29,234
Net interest costs on net defined benefit pension plans (Note 17)	7,653	7,563
Other finance costs	9,556	6,135
Finance costs	128,577	90,934
Finance income	(44,885)	(63,045)
	83,692	27,889

27.    Investments in subsidiaries
a)     Acquisitions and disposals
The Company made the following acquisitions during the year ended September 30, 2025:
–On December 13, 2024, the Company acquired all of the issued and outstanding equity interests of Daugherty Systems, Inc. (Daugherty), a professional services firm specializing in artificial intelligence, data analytics, strategic IT consulting, and business advisory services, based in St. Louis, U.S., for a total purchase price of $343,024,000. Daugherty employed approximately 1,100 professionals and the acquisition is reported under the U.S. Commercial and State Government operating segment.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    49

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
27.    Investments in subsidiaries (continued)
a)     Acquisitions and disposals (Continued)
–On February 24, 2025, the Company acquired all of the issued and outstanding shares of BJSS Ltd (BJSS), a technology and engineering consultancy known for its IT solutions and software engineering expertise, based in the U.K., for a total purchase price of $1,255,577,000. BJSS employed approximately 2,400 professionals and the acquisition is mainly reported under the U.K. and Australia operating segment.
–On March 20, 2025, the Company acquired all of the issued and outstanding shares of Novatec Holding GmbH (Novatec), a professional services firm specializing in cloud-based solutions, agile software development, digital strategy, and business and IT consulting, based in Germany with operations in Spain. Novatec employed approximately 300 professionals and the acquisition is mainly reported under the Germany operating segment.
–On March 24, 2025, the Company acquired all of the issued and outstanding shares of Momentum Technologies Inc. (Momentum), a professional services firm specializing in digital transformation, managed services, cloud computing, and enterprise software development, based in Québec City, Canada. Momentum employed approximately 250 professionals and the acquisition is reported under the Canada operating segment.
–On August 28, 2025, the Company acquired all of the issued and outstanding shares of Apside-Advance SAS (Apside), a digital and engineering services firm based in France and with operations in Canada, Portugal, Belgium, Monaco and Switzerland, for a total purchase price of $229,890,000. Apside employed approximately 2,500 professionals and the acquisition is mainly reported under the Western and Southern Europe operating segment.
These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI's proximity model.
The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	Daugherty	BJSS	Apside	Other	Total
	$	$	$	$	$
Accounts receivable	53,546	112,422	55,390	20,249	241,607
Work in progress	14,303	6,508	12,886	468	34,165
Prepaid expenses and other current assets	4,142	5,383	2,534	1,145	13,204
PP&E (Note 6)	378	5,349	7,573	2,095	15,395
Right-of-use assets (Note 7)	15,538	18,395	21,742	10,821	66,496
Intangible assets[1] (Note 9)	54,948	106,105	62,399	23,338	246,790
Other long-term assets	3,124	—	3,450	—	6,574
Goodwill[2] (Note 12)	237,886	1,143,403	221,445	70,526	1,673,260
Accounts payable and accrued liabilities	(18,465)	(67,216)	(45,785)	(6,844)	(138,310)
Other current liabilities	(31,853)	(69,471)	(17,931)	(10,974)	(130,229)
Deferred tax liabilities	—	(26,514)	(11,489)	(7,389)	(45,392)
Long-term debt (Note 28c)	—	—	(56,204)	(2,172)	(58,376)
Lease liabilities	(15,538)	(20,373)	(21,742)	(12,118)	(69,771)
Other long-term liabilities	—	(2,578)	(12,636)	(411)	(15,625)
	318,009	1,211,413	221,632	88,734	1,839,788
Cash acquired	25,015	44,164	8,258	14,027	91,464
Net assets acquired	343,024	1,255,577	229,890	102,761	1,931,252

Consideration paid	335,936	1,246,821	229,530	97,632	1,909,919
Consideration payable	7,088	8,756	360	5,129	21,333
1 Intangible assets are mainly composed of client relationships and backlog.
2 The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is only deductible for tax purposes for Daugherty.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    50

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
27.    Investments in subsidiaries (continued)
a)     Acquisitions and disposals (Continued)
The estimated fair value of all assets acquired and liabilities assumed for the above acquisitions are preliminary and will be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.
Since their respective dates of acquisition, Daugherty, BJSS and Apside have generated $220,000,000, $299,000,000 and $32,000,000, respectively, of revenues, and $22,000,000, $24,000,000 and nil, respectively, of net earnings excluding acquisition and related integration costs, to the financial results of the Company.
On a pro forma basis, for the year ended September 30, 2025, these three acquisitions would have generated $1,120,000,000 of revenues and $46,000,000 of net earnings excluding acquisition and related integration costs, to the financial results of the Company had their acquisition dates been October 1, 2024.
There were no material disposals for the year ended September 30, 2025.
b)     Business acquisitions realized in the prior fiscal year
The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed as at September 30, 2024:

	Aeyon	Others	Total
	$	$	$
Current assets	34,206	17,696	51,902
PP&E (Note 6)	1,029	349	1,378
Right-of-use assets (Note 7)	1,073	1,268	2,341
Intangible assets[1] (Note 9)	101,856	22,543	124,399
Goodwill[2] (Note 12)	397,406	42,055	439,461
Current liabilities	(54,728)	(15,307)	(70,035)
Long-term debt (Note 28c)	(162,146)	—	(162,146)
Lease liabilities	(1,073)	(1,268)	(2,341)
	317,623	67,336	384,959
Cash acquired	218	5,072	5,290
Net assets acquired	317,841	72,408	390,249

Consideration paid	317,841	65,414	383,255
Consideration payable	—	6,994	6,994
1 Intangible assets are mainly composed of client relationships and backlog.
2 The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill of Aeyon is deductible for tax purposes.
During year ended September 30, 2025, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Celero Solution's credit union business with no significant adjustments.
During year ended September 30, 2025, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Aeyon LLC with an increase of goodwill of $47,507,000 (Note 12) mainly coming from a decrease in intangible assets and without significant impact on net earnings.
During the year ended September 30, 2025, the Company paid $11,510,000 related to acquisitions realized in prior fiscal years.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    51

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
28.    Supplementary cash flow information
a) Net change in non-cash working capital items and others is as follows for the years ended September 30:

	2025	2024
	$	$
Accounts receivable	80,109	106,360
Work in progress	(63,386)	(8,999)
Prepaid expenses and other assets	49,158	4,466
Long-term financial assets	(9,329)	(24,423)
Accounts payable and accrued liabilities	(167,764)	22,151
Accrued compensation and employee-related liabilities	(59,885)	(27,689)
Deferred revenue	(1,932)	50,420
Income taxes	(85,430)	(98,207)
Provisions	122,426	(594)
Long-term liabilities	7,739	33,540
Derivative financial instruments	118	634
Retirement benefits obligations	9,133	7,337
	(119,043)	64,996
b) Non-cash operating and investing activities are as follows for the years ended September 30:

	2025	2024
	$	$
Operating activities
Accounts receivable	—	(12)
Accounts payable and accrued liabilities	45,269	35,992
Provisions	1,219	576
Other long-term liabilities	19,401	13,524
	65,889	50,080
Investing activities
Purchase of PP&E	(12,021)	(11,158)
Additions, disposals/retirements, change in estimates and lease modifications of right-of-use assets	(143,914)	(110,778)
Additions to intangible assets	(59,927)	(40,908)
	(215,862)	(162,844)

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    52

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
28.    Supplementary cash flow information (continued)
c) Changes arising from financing activities are as follows for the years ended September 30:

	2025			2024
	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities
	$	$	$	$	$	$
Balance, beginning of year	2,688,308	9,500	620,095	3,100,321	(97,575)	641,963
Cash used in financing activities excluding equity
Increase of long-term debt	923,922	—	—	747,073	—	—
Repayment of long-term debt and lease liabilities	—	—	(177,465)	(1,154,878)	—	(146,762)
Repayment of debt assumed in business acquisitions	(47,953)	—	—	(162,146)	—	—
Settlement of derivative financial instruments (Note 32)	—	—	—	—	38,943	—
Non-cash financing activities
Additions, disposals/retirements and change in estimates and lease modifications of right-of-use assets	—	—	144,967	—	—	110,778
Additions through business acquisitions (Note 27)	58,376	—	69,771	162,146	—	2,341
Changes in foreign currency exchange rates	13,623	128,285	32,319	(6,715)	68,132	18,914
Other	1,559	—	3,797	2,507	—	(7,139)
Balance, end of year	3,637,835	137,785	693,484	2,688,308	9,500	620,095

d) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2025	2024
	$	$
Interest paid	129,133	102,180
Interest received	62,604	87,153
Income taxes paid	603,370	740,325
e) Cash and cash equivalents consisted of unrestricted cash as at September 30, 2025 and 2024.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    53

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
29.    Segmented information
The Company has restated its segmented information for the comparative period to conform to the new operating segments and the segment expense disclosures (Note 12). The following tables present information on the Company's operations based on its current management structure. Segment results are based on the location from which the services are delivered - the geographic delivery model.
Furthermore, following its evaluation of the IFRIC agenda decision, the Company has expanded its segment disclosures to reflect salaries, other employee costs and contracted labour costs, for the years ended September 30, 2025 and 2024 (Note 3).

		Year ended September 30, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central-East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	2,679,167	2,522,956	2,247,943	2,090,682	1,688,887	2,020,016	901,609	903,701	1,014,441	(156,729)	15,912,673
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	354,421	359,174	331,976	472,888	235,202	299,345	108,107	142,128	307,672	—	2,610,913
Restructuring, acquisition and related integration costs (Note 25)											(285,031)
Net finance costs (Note 26)											(83,692)
Earnings before income taxes											2,242,190
Additional information:
Salaries, other employee costs and contracted labour costs	2,084,539	1,820,400	1,651,615	1,264,788	1,124,215	1,359,727	693,328	571,621	614,219	—	11,184,452
Amortization and depreciation[1]	76,012	102,678	76,486	68,741	87,011	60,636	41,608	40,408	36,216	—	589,796
1 Impairment in intangible assets of $6,716,000 includes an impairment of a business solution in U.S. Commercial and State Government segment for $5,546,000. This asset was no longer expected to generate future economic benefits.

		Year ended September 30, 2024
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central-East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	2,600,198	2,327,309	2,001,391	2,034,995	1,593,434	1,584,833	894,565	859,263	956,145	(175,981)	14,676,152
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	334,165	337,325	322,698	463,171	191,752	251,662	88,438	133,437	293,121	—	2,415,769
Restructuring, acquisition and related integration costs (Note 25)											(96,929)
Net finance costs (Note 26)											(27,889)
Earnings before income taxes											2,290,951
Additional information:
Salaries, other employee costs and contracted labour costs	2,039,082	1,645,109	1,457,486	1,255,333	1,070,070	1,003,640	702,588	553,997	574,081	—	10,301,386
Amortization and depreciation[2]	71,807	97,552	60,779	60,132	82,146	44,999	39,507	37,700	28,908	—	523,530
2 Impairment in intangible assets of $11,574,000 includes an impairment of a business solution in U.S. Commercial and State Government segment for $7,932,000. This asset was no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies. Intersegment revenue is priced as if the revenue was from third parties.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    54

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
29.    Segmented information (continued)
GEOGRAPHIC INFORMATION
The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the years ended September 30:

	2025	2024
	$	$
Western and Southern Europe
France	2,293,714	2,253,580
Portugal	131,043	120,471
Spain	130,478	118,693
Others	66,015	56,112
	2,621,250	2,548,856

U.S.[1]	5,063,038	4,574,294

Canada	2,302,236	2,208,938

Scandinavia, Northwest and Central-East Europe
Sweden	713,513	692,192
Netherlands	678,664	633,337
Norway	111,134	110,025
Denmark	96,256	89,852
Czech Republic	81,715	79,137
Others	70,637	65,789
	1,751,919	1,670,332

U.K. and Australia
U.K.	2,144,523	1,722,485
Australia	81,409	71,481
	2,225,932	1,793,966

Germany	980,807	959,129

Finland, Poland and Baltics
Finland	883,148	842,565
Others	79,697	70,958
	962,845	913,523

Asia Pacific
Others	4,646	7,114
	4,646	7,114
	15,912,673	14,676,152
1    External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $2,809,549,000 and $2,253,489,000, respectively in 2025 ($2,564,710,000 and $2,009,584,000, respectively in 2024).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    55

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
29.    Segmented information (continued)
GEOGRAPHIC INFORMATION (CONTINUED)
The following table provides information for PP&E, right-of-use assets, contract costs and intangible assets based on their location:

	As at September 30, 2025	As at September 30, 2024
	$	$
U.S.	676,717	656,176
Canada	441,218	433,965
France	276,053	182,015
U.K.	223,676	107,649
Sweden	112,744	105,491
Finland	104,354	101,137
Germany	107,623	94,704
India	77,772	65,185
Netherlands	54,462	54,552
Rest of the world	104,206	94,668
	2,178,825	1,895,542
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company for the year ended September 30:

	2025	2024
	$	$
Managed IT and business process services	8,820,863	8,041,857
Business and strategic IT consulting and systems integration services	7,091,810	6,634,295
	15,912,673	14,676,152
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $2,244,649,000 and 14.1% of revenues for the year ended September 30, 2025 ($1,994,150,000 and 13.6% for the year ended September 30, 2024).
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    56

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
30.    Related party transactions
The Company is controlled by the Founder of CGI and Co-Chair of the Board of Directors.
During the year ended September 30, 2024, the Company entered into a share repurchase and share conversion transactions with related parties, as described in Note 19.
a) Transactions with subsidiaries and other related parties
Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.
The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
CGI Technologies and Solutions Inc.	United States
CGI France SAS	France
CGI Federal Inc.	United States
CGI IT UK Limited	United Kingdom
CGI Information Systems and Management Consultants Inc.	Canada
Conseillers en gestion et informatique CGI inc.	Canada
CGI Deutschland B.V. & Co. KG	Germany
CGI Information Systems and Management Consultants Private Limited	India
CGI Sverige AB	Sweden
CGI Suomi Oy	Finland
CGI Nederland B.V.	Netherlands
b) Compensation of key management personnel
Compensation of key management personnel, currently defined as the executive officers and the Board of Directors of the Company, was as follows for the year ended September 30:

	2025	2024
	$	$
Short-term employee benefits	30,043	31,076
Share-based payments	37,002	40,209

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    57

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
31.    Commitments, contingencies and guarantees
a) Commitments
As at September 30, 2025, the Company entered into long-term service agreements representing a total commitment of $464,023,000. Minimum payments under these agreements are due as follows:

$
Less than one year	226,509
Between one and three years	214,408
Between three and five years	23,106
Beyond five years	—
b) Contingencies
From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions.
In addition, the Company is engaged to provide services under contracts with various government agencies. Some of these contracts are subject to extensive legal and regulatory requirements and, from time to time, government agencies investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the governments agencies have the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government contract or project could have a materially adverse effect on the results of operations and the financial condition of the Company.
c)      Guarantees
Sale of assets and business divestitures
In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, including representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2025. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
Other transactions
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2025, the Company had committed a total of $275,221,000 of these bonds. In all material respects, the Company is in compliance with its performance obligations under its service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
Moreover, the Company has letters of credit for a total of $74,743,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    58

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
32.    Financial instruments
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:
-    The fair value of the 2021 U.S. Senior Notes, the 2021 CAD Senior Notes, the 2024 CAD Senior Notes, the 2025 U.S. Senior Notes, the unsecured committed revolving credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;
-    The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;
-    The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;
-    The fair value of cross-currency swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;
-    The fair value of cash, cash equivalents and cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and
-    The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.
As at September 30, 2025, there were no changes in valuation techniques.
The following table presents the financial liabilities included in the long-term debt (Note 14) measured at amortized cost categorized using the fair value hierarchy.

		As at September 30, 2025		As at September 30, 2024
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
2021 U.S. Senior Notes	Level 2	1,386,564	1,310,044	1,342,758	1,223,120
2021 CAD Senior Notes	Level 2	597,892	580,561	597,212	564,768
2024 CAD Senior Notes	Level 2	747,001	766,844	746,144	759,375
2025 U.S. Senior Notes	Level 2	894,509	930,366	—	—
Other long-term debt	Level 2	11,869	11,892	2,194	2,119
		3,637,835	3,599,707	2,688,308	2,549,382
For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    59

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
32.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2025	As at September 30, 2024
		$	$
Financial assets
FVTE
Cash and cash equivalents	Level 2	864,209	1,461,145
Cash included in funds held for clients (Note 5)	Level 2	704,503	233,584
Deferred compensation plan assets (Note 11)	Level 1	125,388	112,270
		1,694,100	1,806,999
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2
Cross-currency swaps		1,011	—
Foreign currency forward contracts		1,481	5,055
Long-term derivative financial instruments (Note 11)	Level 2
Cross-currency swaps		395	—
Foreign currency forward contracts		459	2,644
		3,346	7,699
FVOCI
Short-term investments included in current financial assets	Level 2	3,675	3,279
Long-term bonds included in funds held for clients (Note 5)	Level 2	240,932	223,196
Long-term investments (Note 11)	Level 2	27,687	24,209
		272,294	250,684
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2
Cross-currency swaps		3,036	—
Foreign currency forward contracts		21,586	13,073
Long-term derivative financial instruments	Level 2
Cross-currency swaps		136,155	9,500
Foreign currency forward contracts		36,950	10,204
		197,727	32,777
There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2025 and 2024.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    60

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
32.    Financial instruments (continued)
MARKET RISK
Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.
Interest rate risk
The Company is exposed to interest rate risk on its unsecured committed revolving credit facility carrying amount.
The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings as of September 30, 2025, as no amounts have been drawn on the unsecured committed revolving credit facility and all other outstanding debts bear fixed interest rates.
Currency risk
The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.
The Company hedges a portion of the translation of the Company’s net investments in its U.S. operations into Canadian dollar, with Senior U.S. unsecured notes.
The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.
Finally, the Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    61

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
32.    Financial instruments (continued)
MARKET RISK (CONTINUED)
Currency risk (continued)
As of September 30, 2025, the 2021 U.S. Senior Notes of a carrying value of $1,386,564,000 and a nominal amount of $1,393,100,000 are partially designated as hedging instruments to hedge portions of the Company’s net investments in its U.S. operations.
The following tables summarize the cross-currency swap agreements that the Company had entered into in order to manage its currency:

					As at September 30, 2025	As at September 30, 2024
Receive Notional	Receive Rate	Pay Notional	Pay rate	Maturity	Fair value	Fair value
					$	$
Hedges of net investments in European operations
$1,270,000	From 1.62% to 4.15%	€866,365	From (0.14)% to 3.70%	From September 2027 to 2029	(109,168)	(7,806)
$80,000	4.15%	SEK609,940	From 3.49% to 3.51%	September 2029	(9,090)	(1,694)
Hedges of net investments in European operations and cash flow hedges on the 2021 U.S. Senior Notes
U.S.$63,500	From 1.45% to 2.30%	SEK619,583	From (0.73)% to 1.01%	From September 2026 to 2031	(2,448)	—
U.S.$11,500	From 1.45% to 2.30%	DKK73,986	From (1.01)% to 0.85%	From September 2026 to 2031	(54)	—
Cash flow hedges on the 2025 U.S. Senior Notes
U.S.$650,000	4.95%	$933,985	3.71%	March 2030	(17,025)	—
Total					(137,785)	(9,500)
During the year ended September 30, 2025, the Company entered into a U.S. dollar to Canadian dollar cross-currency swap agreement for a notional amount of U.S. $650,000,000, which was designated as a cash flow hedge of the Company’s exposure to the currency risks related to the 2025 U.S. Senior Notes, reducing the Canadian dollar equivalent cost of borrowing from 4.95% to 3.71%.
During the year ended September 30, 2025, the Company entered into U.S. dollar to Swedish krona cross-currency swap agreements for a notional amount of U.S. $63,500,000, and a U.S. dollar to Danish Krona cross-currency swap agreements for a notional amount of U.S. $11,500,000 which were designated as a foreign exchange hedge of the Company's net investment in its European operations and a cash flow hedge of the Company’s exposure to the currency risks related to its 2021 U.S. Senior Notes.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    62

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
32.    Financial instruments (continued)
MARKET RISK (CONTINUED)
Currency risk (continued)
As at September 30, 2025, the Company held foreign currency forward contracts to hedge exposures to changes in foreign currency, which have the following notional, average contract rates and maturities:

		Average contract rates		As at September 30, 2025	As at September 30, 2024
Foreign currency forward contracts	Notional	Less than one year	More than one year	Fair value	Fair value
				$	$
USD/INR	U.S.$482,362	87.72	92.05	(16,732)	2,091
CAD/INR	$458,999	64.89	68.22	(5,425)	314
EUR/INR	€170,890	99.00	107.80	(17,312)	(1,156)
GBP/INR	£129,282	112.00	120.29	(12,921)	(8,700)
SEK/INR	kr258,452	8.72	9.63	(3,075)	(720)
GBP/EUR	£104,627	1.15	—	223	(5,763)
GBP/SEK	£56,618	12.63	—	(210)	—
EUR/MAD	€6,000	10.58	—	(87)	(548)
EUR/CZK	€25,800	25.04	25.51	724	(473)
Others	$58,644			(1,781)	(623)
Total				(56,596)	(15,578)
The following table details the Company's sensitivity to a 10% strengthening of the euro, the U.S. dollar, the British pound and the Swedish krona, foreign currency rates on net earnings and on other comprehensive income (loss). The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income (loss) presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2025				2024
	euro impact	U.S. dollar impact	British pound impact	Swedish krona impact	euro impact	U.S. dollar impact	British pound impact	Swedish krona impact
	$	$	$	$	$	$	$	$
Increase in net earnings	2,806	5,827	990	265	150	1,359	1,179	521
Decrease in other comprehensive income (loss)	(211,271)	(235,753)	(22,262)	(20,296)	(174,239)	(180,405)	(17,269)	(9,631)
LIQUIDITY RISK
Liquidity risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing unsecured committed revolving credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows. The Company regularly monitors its cash forecasts to ensure it has sufficient flexibility under its available liquidity to meet its obligations.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    63

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
32.    Financial instruments (continued)
LIQUIDITY RISK (CONTINUED)
The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate or floating rate.

As at September 30, 2025	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,014,834	1,014,834	1,014,834	—	—	—
Accrued compensation and employee-related liabilities	1,269,767	1,269,767	1,269,767	—	—	—
2021 U.S. Senior Notes	1,386,564	1,481,011	859,688	25,633	25,633	570,057
2021 CAD Senior Notes	597,892	637,380	12,180	625,200	—	—
2024 CAD Senior Notes	747,001	846,508	28,562	349,284	468,662	—
2025 U.S. Senior Notes	894,509	1,105,226	42,831	89,646	972,749	—
Lease liabilities	693,484	779,572	197,735	296,202	177,385	108,250
Other long-term debt	11,869	12,016	11,147	570	204	95
Clients’ funds obligations	973,673	973,673	973,673	—	—	—
Derivative financial liabilities
Cash flow hedges of future revenue	58,536
Outflow		1,602,133	505,880	845,772	250,481	—
(Inflow)		(1,632,658)	(492,218)	(865,405)	(275,035)	—
Cross-currency swaps	139,191
Outflow		2,797,646	133,358	1,127,564	1,499,067	37,657
(Inflow)		(2,691,418)	(153,134)	(1,059,582)	(1,442,517)	(36,185)
	7,787,320	8,195,690	4,404,303	1,434,884	1,676,629	679,874

As at September 30, 2024	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	999,790	999,790	999,790	—	—	—
Accrued compensation and employee-related liabilities	1,165,903	1,165,903	1,165,903	—	—	—
2021 U.S. Senior Notes	1,342,758	1,462,053	24,191	847,526	24,868	565,468
2021 CAD Senior Notes	597,212	650,400	12,600	25,200	612,600	—
2024 CAD Senior Notes	746,144	879,191	30,623	361,245	487,323	—
Lease liabilities	620,095	697,298	173,061	254,475	166,326	103,436
Other long-term debt	2,194	2,312	1,028	823	197	264
Clients’ funds obligations	504,515	504,515	504,515	—	—	—
Derivative financial liabilities
Cash flow hedges of future revenue	23,277
Outflow		744,758	186,439	545,077	13,242	—
(Inflow)		(758,162)	(175,510)	(568,052)	(14,600)	—
Cross-currency swaps	9,500
Outflow		1,496,435	26,090	353,834	1,116,511	—
(Inflow)		(1,518,971)	(40,681)	(381,060)	(1,097,230)	—
	6,011,388	6,325,522	2,908,049	1,439,068	1,309,237	669,168

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    64

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
32.    Financial instruments (continued)
LIQUIDITY RISK (CONTINUED)
As at September 30, 2025, the Company held cash and cash equivalents, funds held for clients, short-term investments and long-term investments of $1,874,007,000 ($1,995,413,000 as at September 30, 2024). The Company also had available $1,496,248,000 in unsecured committed revolving credit facility ($1,496,355,000 as at September 30, 2024). As at September 30, 2025, trade accounts receivable amounted to $1,343,282,000 (Note 4) ($1,117,712,000 as at September 30, 2024). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.
CREDIT RISK
The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, work in progress, long-term investments and derivative financial instruments with a positive fair value. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.
The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A- or higher. The application of the low credit exemption had no material impact on the Company's consolidated financial statements.
The Company has accounts receivable derived from clients engaged in various industries including government; financial services; manufacturing, retail and distribution; communications and utilities; and health that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base and that any single industry or geographic region represents a significant credit risk to the Company. Historically, the Company has not made any significant write-offs and had low bad debt ratios. The application of the simplified approach to measure expected credit losses for trade accounts receivable and work in progress had no material impact on the Company's consolidated financial statements.
The following table sets forth details of the age of trade accounts receivable that are past due:

	2025	2024
	$	$
Not past due	1,195,658	1,005,651
Past due 1-30 days	92,167	71,445
Past due 31-60 days	24,089	18,352
Past due 61-90 days	11,284	11,957
Past due more than 90 days	26,238	13,367
	1,349,436	1,120,772
Allowance for doubtful accounts	(6,154)	(3,060)
	1,343,282	1,117,712
In addition, the exposure to credit risk of cash, cash equivalents and cash included in funds held for clients and derivatives financial instruments is limited given that the Company deals mainly with a diverse group of high-grade financial institutions and that derivatives agreements are generally subject to master netting agreements, such as the International Swaps and Derivatives Association, which provide for net settlement of all outstanding contracts with the counterparty in case of an event of default.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    65

Notes to the Consolidated Financial Statements
For the years ended September 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data)
33.    Capital risk management
The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.
The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2025, total managed capital was $15,509,222,000 ($14,255,026,000 as at September 30, 2024). Managed capital consists of long-term debt, including the current portion (Note 14), lease liabilities, cash and cash equivalents, short-term investments, long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.
The Company monitors its capital by reviewing various financial metrics, including Net Debt/Capitalization.
Net debt represents debt (including the current portion and the fair value of foreign currency derivative financial instruments related to debt) and lease liabilities less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus net debt.
Furthermore, the Company is subject to covenants and ratios contained in its unsecured committed revolving credit facility. The ratios are as follows:
-    Leverage ratio, which is the ratio of total debt net of cash and cash equivalent investments to adjusted EBITDA for its unsecured committed revolving credit facility for the four most recent quarters. Adjusted EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, restructuring, acquisition and related integration costs1.
-    An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as adjusted EBITDA before rent expense1.
These ratios are calculated on a consolidated basis. The Company believes that the results of the current internal ratios are consistent with its capital management's objectives.
The Company is in compliance with these covenants and ratios and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

1 In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.
CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2025 and 2024    66